 As filed with the Securities and Exchange Commission on October 17, 2000
                                                     Registration No. 333-43866
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                    COMPUTER ACCESS TECHNOLOGY CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

                                ---------------

    California
    (prior to
reincorporation in
    Delaware)                   3825                           77-0302527
 (State or other
 jurisdiction of    (Primary Standard Industrial            (I.R.S. Employer
 incorporation or
  organization)     Classification Code Number)          Identification Number)

       2403 Walsh Avenue, Santa Clara, California 95051, (408) 727-6600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                  Dan Wilnai
                     President and Chief Executive Officer
                    Computer Access Technology Corporation
       2403 Walsh Avenue, Santa Clara, California 95051, (408) 727-6600
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

            DONALD J. BOUEY, ESQ.                        LAIRD H. SIMONS III, ESQ.
            SHANE M. BYRNE, ESQ.                      KATHERINE TALLMAN SCHUDA, ESQ.
            JASON W. KUHNS, ESQ.                         PAMELA A. SERGEEFF, ESQ.
          MATTHEW R. GEMELLO, ESQ.                          FENWICK & WEST LLP
        MICHELLE C. BRATHWAITE, ESQ.                       Two Palo Alto Square
       BROBECK, PHLEGER & HARRISON LLP                  Palo Alto, California 94306
           One Market--Spear Tower                            (650) 494-0600
       San Francisco, California 94105
               (415) 442-0900

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                                                 Proposed
                                                  Proposed       Maximum
    Title of Each Class of                        Maximum       Aggregate
          Securities             Amount to be  Offering Price    Offering     Registration
       to be Registered           Registered     Per Share       Price(1)        Fee(2)
------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value........................    4,025,000        $14.00       56,350,000      $14,876
------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.

(2) All of the Registration Fee was previously paid.

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 17, 2000

                 [COMPUTER ACCESS TECHNOLOGY CORPORATION LOGO]

                                3,500,000 Shares

                                  Common Stock

    Computer Access Technology Corporation is offering 3,500,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "CATZ." We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

                                --------------

                 Investing in our common stock involves risks.

                  See "Risk Factors" beginning on page 9.

                                --------------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
   Public Offering Price............................................ $     $
   Underwriting Discounts and Commissions........................... $     $
   Proceeds to Computer Access Technology Corporation............... $     $

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Computer Access Technology Corporation has granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock to cover over-allotments.

                                --------------

Robertson Stephens

         CIBC World Markets

                     SG Cowen

                                                         Needham & Company, Inc.

                  The date of this Prospectus is       , 2000.

[Description of Inside Cover Graphics]

The background of the inside front cover page of the prospectus is a graphic likeness of the CATC Trace screen. The CATC logo is centered at the top of the page. Below and to the left of the CATC logo is the Bluetooth wireless technology standard logo. Below the Bluetooth logo is the USB standard logo. Below the USB logo is a photograph of the CATC Merlin analyzer. Below and to the right of the CATC logo is a photograph of a CATC Trace screen. A graphic, depicting the projection of the CATC Trace screen from the Merlin analyzer, extends from the Merlin photograph to the CATC Trace screen photograph. Below the CATC Trace screen is the IEEE 1394 standard logo. On the bottom of the inside front cover page is centered text that reads "Enabling Global Connectivity."

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  Until           , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   9
Note Regarding Forward-Looking Statements................................  20
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Consolidated Financial Data.....................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  36
Management...............................................................  49
Related Party Transactions...............................................  61
Principal Stockholders...................................................  64
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  69
Underwriting.............................................................  71
Legal Matters............................................................  74
Experts..................................................................  74
Where You Can Find Additional Information................................  74
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

  Our trademarks and service marks include CATC, CATC Trace, CATC Detective, CATC Traffic Generator, CATC HPT, CATC Inspector, CATC UHT, CATC FireInspector, CATC USB4DOS, CATC NetMate, CATC NetMate Plus, CATC Chief, CATC UPT, CATC Merlin and CATC Advisor. Trademarks, trade names and service marks of other companies appearing in this prospectus are the property of their respective holders. Use or display by us of other parties' trade names, trademarks or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of our company by, the trade name, trademark or service mark owners.

                                    SUMMARY

  This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes before you decide to buy our common stock.

                                  Our Business

  We are a leading provider of advanced verification systems and connectivity products for various existing and emerging digital communications standards such as Universal Serial Bus, or USB, IEEE 1394, or 1394, Bluetooth wireless technology and Ethernet. Our verification systems consist of development and production products that accurately monitor communications traffic and diagnose operational problems. Utilizing our easy to use, color-coded software, the CATC Trace, our development products generate, capture, filter and analyze high speed communications traffic, allowing our customers to quickly discover and correct persistent and intermittent errors and flaws in their product design. Our production products are used in manufacturing to ensure that products comply with standards and operate with other devices as well as to assist system manufacturers in downloading software onto new computers. Our connectivity products are devices that translate communications traffic between USB and Ethernet and enable reliable, uninterrupted service for broadband Internet access. These connectivity products also allow for simple installation and incorporate an application specific integrated circuit, or ASIC, and our proprietary embedded software and software drivers. Our products are used by semiconductor, device, system and software companies at each phase of their products' lifecycles from development through production and market deployment.

  Our customers include industry leaders such as 3Com, Apple, Compaq, Dell, Hewlett-Packard, Intel, Lucent, Microsoft, Motorola, NEC, Philips, Sony, Sun Microsystems and Toshiba. In addition, we sell our products through a network of distributors and value-added resellers including Dynacolor, Enable Engineering, Nohau Electronik and Toyo.

  The rise of the Internet and the widespread availability of broadband transmissions have created a growing demand for direct access to information from a variety of digital devices. Devices such as personal computers, Internet appliances, mobile phones, personal digital assistants and digital cameras, must communicate with one another. Communication among digital devices, or connectivity, occurs over a variety of physical media, or channels, such as copper wire, fiber optic cable and wireless technologies. Digital devices communicate by sending electronic signals through a channel according to a specified protocol. A protocol is the set of detailed rules that governs both the channel and the device hardware and software, and regulates the manner in which the signals are sent. The channel and the protocol are both typically specified in a formal communications standard. For communication to be successful, each device must recognize and follow the same standard. As the number of devices and communications channels has increased, the number of new and more complex communications standards has continued to increase.

  Our objective is to be the leading provider of advanced verification systems and connectivity products for designers, manufacturers and users of computer, telecommunications and consumer electronic technologies for existing and emerging communications standards. Our strategy includes the following key elements:

  . Expand our product offerings and establish first mover advantage for emerging communications standards.

  . Heighten awareness of the CATC brand by broadening our reputation as an expert in communications standards.

  . Leverage strategic relationships with leaders in the computer, telecommunications and consumer electronic industries to gain early access to new standards and technologies.

  . Expand our distribution channels by increasing our marketing and sales forces both domestically and internationally.

  . Leverage the modular architecture of our hardware and software technology to accelerate the development and introduction of our new products for emerging communications standards.

                             Corporate Information

  We were incorporated in California in February 1992. We plan to reincorporate in Delaware prior to this offering. Our principal executive offices are located at 2403 Walsh Avenue, Santa Clara, California 95051, and our telephone number is (408) 727-6600. Our web site can be found at catc.com. Information contained in our web site does not constitute a part of this prospectus.

                            Recent Developments

  Our revenue for the three month period ended September 30, 2000 was $5.9 million compared to $3.2 million for the three month period ended September 30, 1999, representing an increase of 84.4%. The increase reflected higher revenue in our development and connectivity product segments. Operating income for the three month period ended September 30, 2000 was $585,000 compared to $906,000 for the three month period ended September 30, 1999. The decrease in operating income is due to the increase in the amortization of deferred stock-based compensation. Operating income before the effect of the amortization of deferred stock-based compensation was $2.4 million for the three month period ended September 30, 2000 compared to $1.2 million for the three month period ended September 30, 1999, an increase of 100.0%. For the three month period ended September 30, 2000, we incurred a net loss of $252,000 compared to net income of $476,000 for three month period ended September 30, 1999. The decrease in net income was the result of an increase in the amortization of deferred stock-based compensation. Net income before the effect of the amortization of deferred stock-based compensation was $1.5 million for the three month period ended September 30, 2000 compared to $748,000 for the three month period ended September 30, 1999, an increase of 100.5%.

  Our revenue for the nine month period ended September 30, 2000 was $14.7 million compared to $8.4 million for the nine month period ended September 30, 1999, representing an increase of 75.0%. The increase reflected higher revenue in all of our product segments. Operating income for the nine month period ended September 30, 2000 was $3.0 million compared to $2.1 million for the nine month period ended September 30, 1999. The increase in operating income is due to the increase in revenue offset by the amortization of deferred stock-based compensation. Operating income before the effect of the amortization of deferred stock-based compensation was $5.7 million for the nine month period ended September 30, 2000 compared to $2.8 million for the nine month period ended September 30, 1999, an increase of 103.6%. Net income for the nine month period ended September 30, 2000 was $1.0 million compared to $1.1 million for the nine month period ended September 30, 1999. This slight decline was the result of an increase in the amortization of deferred stock-based compensation. Net income before the effect of the amortization of deferred stock-based compensation was $3.7 million for the nine month period ended September 30, 2000 compared to $1.8 million for the nine month period ended September 30, 1999, an increase of 105.6%.

                                  The Offering

 Common stock offered by CATC....................... 3,500,000 shares

 Common stock to be outstanding after the offering.. 18,382,254 shares

 Use of proceeds.................................... For general corporate purposes, including
                                                     working capital and
                                                     capital expenditures. See
                                                     "Use of Proceeds" for more
                                                     information regarding our
                                                     planned use of the
                                                     proceeds from the
                                                     offering.

 Proposed Nasdaq National Market symbol............. CATZ

--------------------

  The number of shares of common stock to be outstanding after this offering is based on 14,882,254 shares of common stock outstanding as of September 30, 2000. It does not include:

  . 2,045,545 shares issuable upon exercise of stock options outstanding as of September 30, 2000 at a weighted average exercise price of $1.36 per share;

  . 2,766,955 additional shares available for future grant or issuance under our 2000 stock incentive plan, which will become effective on the closing of this offering, including the estimated number of shares available for future grant under our 1994 stock option plan and our 2000 stock option/stock issuance plan to be transferred to our 2000 stock incentive plan, which number of shares will be increased annually by an aggregate of 4% of our outstanding shares of common stock; and

  . 312,500 additional shares available for future issuance under our 2000 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1% of our outstanding shares of common stock.

  Except as set forth in the financial statements or as otherwise specified in this prospectus, all information in this prospectus:

  . assumes no exercise of the underwriters' over-allotment option;

  . assumes a 1.25 for 1 split of our common stock prior to this offering;
    and

  . reflects our reincorporation into Delaware prior to this offering.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                    Six Month
                                             Year Ended December  Period Ended
                                                     31,            June 30,
                                            --------------------- -------------
                                             1997   1998   1999    1999   2000
                                            ------ ------ ------- ------ ------
Consolidated Statement of Income Data:
Revenue.................................... $4,169 $6,771 $12,506 $5,289 $8,782
Gross profit...............................  3,405  5,334   9,370  4,052  6,614
Income from operations.....................  1,424  1,165   2,884  1,213  2,424
Net income................................. $  924 $  537 $ 1,262 $  611 $1,255
                                            ====== ====== ======= ====== ======
Net income per share
  Basic.................................... $ 0.06 $ 0.04 $  0.09 $ 0.04 $ 0.09
                                            ====== ====== ======= ====== ======
  Diluted.................................. $ 0.06 $ 0.04 $  0.08 $ 0.04 $ 0.08
                                            ====== ====== ======= ====== ======
Weighted average shares outstanding
  Basic.................................... 14,286 14,286  14,286 14,286 14,359
                                            ====== ====== ======= ====== ======
  Diluted.................................. 14,507 15,079  15,084 15,226 15,508
                                            ====== ====== ======= ====== ======

                                                               June 30, 2000
                                                            -------------------
                                                            Actual  As Adjusted
                                                            ------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $ 6,319     $47,534
Working capital............................................   7,925      49,140
Total assets...............................................  12,018      53,233
Total debt.................................................      --          --
Total stockholders' equity.................................   8,269      49,484

  The as adjusted balance sheet data appearing above gives effect to our receipt of the net proceeds from the sale of 3,500,000 shares of common stock at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

                                  RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline and you might lose all or part of the money you paid to buy our common stock.

                         Risks Related to Our Business

Our future operating results are unpredictable and are likely to fluctuate from quarter to quarter and, if we fail to meet the expectations of securities analysts or investors, our stock price would likely decline significantly.

  Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a number of factors, some of which are wholly or partially outside of our control. Many of these risks are described in the following risk factors. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include:

  . the amount and timing of our operating expenses and capital expenditures;

  . changes in the volume of our product sales and pricing concessions on volume sales;

  . the timing, reduction, deferral or cancellation of customer orders or purchases;

  . seasonality in some of our target markets;

  . the effectiveness of our product cost reduction efforts;

  . variability of our customers' product lifecycles;

  . changes in the average selling prices of our products; and

  . cancellations, changes or delays of deliveries to us by our manufacturers and suppliers.

If our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock would likely decline significantly.

If we fail to keep up with rapid technological change and evolving industry standards, our products could become less competitive or obsolete.

  The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products may cease to be competitive if we fail to introduce new products or product enhancements that address these changes, meet new customer requirements and support new standards. To continue to introduce new products or product enhancements on a timely basis, we must:

  . identify emerging technological trends in our target markets, including new communications standards;

  . accurately define and design new products or product enhancements to meet market needs;

  . develop or license the underlying core technologies necessary to create new products and product enhancements; and

  . respond effectively to technological changes and product introductions by others.

  If we are unable to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis, our competitors could gain market share or our new products or product enhancements might not gain market acceptance. Further, we might not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards.

We depend upon widespread market acceptance of our USB products, and our revenue will decline if the market does not continue to accept these products.

  We currently derive a substantial majority of our revenue from sales of our USB products. Revenue from sales of our USB products accounted for approximately 89.7% of our revenue in the year ended December 31, 1999 and 91.6% of our revenue in the six month period ended June 30, 2000. We expect that revenue from these products will continue to account for a substantial portion of our revenue for the foreseeable future. If the market does not continue to accept our USB products, our revenue will decline significantly. Factors that may affect the market acceptance of our current USB products include the continued growth of the markets for USB compliant devices as well as the performance and pricing of our USB products and the availability, functionality and price of competing products. Companies must also modify their products to support new versions of USB as they are developed, such as USB 2.0. Many of these factors are beyond our control. In addition, in order to maintain widespread market acceptance, we must continue to differentiate ourselves from the competition through our technical expertise, product offerings and brand name recognition. Failure of our USB products to maintain market acceptance would adversely impact our revenue.

If we devote resources to developing products for communications standards that ultimately are not widely accepted, our business could be harmed.

  We may incur significant expenses and dedicate significant time and resources in developing products for emerging communications standards that may not gain broad acceptance. For example, we spent four years from 1992 to 1996 developing products for the ACCESS.bus technology, a standard designed to connect peripheral devices to components, which did not gain market acceptance. The failure of a standard for which we devote resources to gain widespread acceptance, or our failure to be first to market with products that address a particular standard, would likely harm our business.

If we fail to maintain and expand our relationships with the core or promoter companies in our target markets, we may have difficulty developing and marketing our products.

  It is important to our success to maintain and expand our relationships with companies that are leaders in developing new communications standards in our target markets. We believe that we need to work closely with these core or promoter companies to gain valuable insights into the market demands for new products, to obtain early access to new communications standards as they are developed and to help us design new products. We will need to maintain our relationships with leading technology and infrastructure companies, as well as expand our relationships with leaders in markets that are new for us. Generally, we do not enter into formal contracts that obligate these companies to work or share their technology with us. Industry leaders could choose to work with other companies as they develop new communications standards in the future. If we fail to maintain and expand our industry relationships, we could lose the opportunity for first-mover advantage with respect to emerging standards and it would be more difficult for us to develop and market products that address these standards.

If our target markets do not accept our products for emerging communications standards, our revenue growth could suffer.

  Our future growth depends upon our ability to sell advanced verification systems and connectivity products for emerging communications standards such as Bluetooth wireless technology. However, our products may not gain widespread acceptance by customers. The success of our products depends upon volume production of computer, communications and consumer electronic products that use a particular standard and the acceptance of these products by customers. The markets for emerging standards products have only recently begun to develop and are rapidly evolving. As a result, it is difficult to predict their potential size or future growth rate. There is significant uncertainty as to whether these markets ultimately will develop at all or, if they do develop, whether they will develop rapidly. If the markets for a particular emerging communications standard fail to develop or develop more slowly than expected, or if our products do not achieve widespread market acceptance by customers in these markets, our business would be significantly harmed.

Delays in the development of new products or product enhancements could harm our operating results and our competitive position.

  The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as accurate anticipation of technological and market trends. Although we have not experienced any material product development delays in the past, these types of delays could occur in the future. To the extent that we do not introduce the first product for an emerging standard or customers defer or cancel orders with the expectation of a new product or product enhancement release, our operating results could suffer. Product development delays may result from numerous factors, including:

  . changing product specifications and customer requirements;

  . difficulties in hiring and retaining necessary technical personnel;

  . difficulties in allocating engineering resources and overcoming resource limitations;

  . difficulties with contract manufacturers;

  . changing market or competitive product requirements; and

  . unanticipated engineering complexities.

If we are unable to meet the design and market introduction schedules for our new products or product enhancements, our operating results may suffer.

Variations in our revenue may cause fluctuations in our operating results.

  We may experience a delay in generating or recognizing revenue for a number of reasons. Historically, we have had little backlog and our revenue in any quarter has depended upon orders booked and shipped in that quarter. Furthermore, our customers may delay scheduled delivery dates and cancel orders without significant penalty. In addition, even if we ship orders, generally accepted accounting principles may require us to defer recognition of revenue from those orders until a later date. Because we budget our operating expenses on anticipated revenue trends and a high percentage of our expenses is fixed in the short term, any delay in generating forecasted revenue could have a significant negative impact on our operating results.

Shifts in our product mix may result in declines in gross margins.

  Our gross margins vary among our products, with our gross margins generally being higher on our advanced verification systems than on our connectivity products. Our overall gross margins might fluctuate from period to period as a result of shifts in product mix, the channels through which we sell our products, the introduction of new products and product costs.

Decreases in average selling prices of our products may reduce gross margins and revenue.

  The average selling prices of our products may decrease in the future in response to product introductions by us or our competitors, or as a result of other factors, including discounts given on volume purchase orders or pricing pressures. In that event, we would need to continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so would likely cause our revenue and gross margins to decline.

Continued competition in our markets may lead to a reduction in our prices, revenue and market share.

  The markets for advanced verification and connectivity products for emerging communications standards are highly competitive. We compete with multiple companies in various markets, including 3A International in the markets for products for the 1394 standard. Any of our competitors may develop technologies that address our targeted markets more effectively and at a lower cost. In addition, these competitors may enter into strategic alliances or business combinations that increase their ability to innovate and address our markets.

  We may also face competition from other equipment manufacturers, such as Finisar, National Instruments, Rhode & Schwartz and Tektronix. Many of these companies have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter our markets. If these companies develop products that compete with our products or form alliances with or acquire companies offering competing products, even if those products do not have capabilities comparable to our products, they would be significant competitors and their activities could cause us to reduce our prices. Increased competition could result in significant price erosion, reduced revenue, lower margins and loss of market share, any of which would significantly harm our business.

We depend on contract manufacturers for substantially all of our manufacturing requirements and if these manufacturers fail to provide us with adequate supplies of high-quality products, our competitive position, reputation and business could be harmed.

  We currently rely on four contract manufacturers for all of our manufacturing requirements except for the final assembly, testing and quality assurance on our lower volume, higher margin products. We do not have long-term contracts with any of these manufacturers. As a result, our manufacturers could refuse to continue to manufacture all or some of our products that we require or change the terms under which they manufacture our products. We have experienced delays in product shipments from some of our contract manufacturers in the past, which in turn forced us to delay product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of products, any of which could significantly harm our business. Our contract manufacturers may not be able to meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to introduce new products and product enhancements regularly, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer.

If we are unable to forecast our supply needs accurately, our costs may increase or we may not be able to ship products in a timely manner.

  We purchase components used in the manufacture of our products from several key sources. We depend on these sources to deliver necessary components in a timely manner based on twelve-month rolling forecasts that we provide. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may develop excess inventory, which would increase our costs. If we underestimate our component requirements, we may not be able to fulfill customer orders.

We depend on sole source suppliers for several key components of our products, and we may lose sales if they fail to meet our needs.

  We obtain some parts, components and packaging used in our products from sole sources of supply. For example, we obtain field programmable gate array integrated circuits from Altera, ASICs from LSI Logic through Wyle Electronics and micro-controllers from Intel. If suppliers are unable to meet our demand for sole source components at reasonable costs and if we are unable to obtain an alternative source or the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be harmed. In addition, because we rely on purchase orders rather than long-term contracts with our suppliers, including our sole source suppliers, we cannot predict with certainty our ability to obtain components in the longer term. If we are unable to obtain components or receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet demand, customers could choose to purchase competing products.

If our distributors and value-added resellers do not actively sell our products, our product sales may decline.

  We sell a substantial portion of our products through distributors and value-added resellers, including Toyo, our distributor in Japan, which accounted for approximately 18.8% of our revenue in the year ended December 31, 1999 and approximately 12.9% of our revenue in the six month period ended June 30, 2000. Our distributors and resellers generally offer products from multiple manufacturers. Accordingly, there is a risk that these distributors and resellers may give higher priority to selling products from other suppliers and reduce their efforts to sell our products. Our distributors and resellers may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our distributors and resellers may on occasion build inventories in anticipation of substantial growth in sales and, if growth does not occur as rapidly as anticipated, may decrease the quantity of products ordered from us in subsequent quarters. A slowdown in orders from our distributors could reduce our revenue in any given quarter and give rise to fluctuations in our operating results.

  In addition, our sales to Toyo are made on the basis of purchase orders rather than a long-term commitment. Our sales to our other distributors are made either by purchase orders or under one year agreements. The loss of any one of our major distributors, or the delay of significant orders from these distributors, could result in decreased revenue.

If we are unable to hire and retain additional sales, marketing, engineering and finance personnel, our growth will be impaired.

  To grow our business successfully and maintain a high level of quality, we will need to recruit, retain and motivate additional highly skilled sales, marketing, engineering and finance personnel. If we are not able to hire and retain a sufficient number of qualified employees, our growth will be impaired. In particular, as a company focused on the development of complex products, we will need to hire additional hardware and software developers and engineers and project managers of various experience levels in order to keep pace with technological change and develop products that meet the needs of rapidly evolving markets. Competition for skilled employees, particularly in the San Francisco Bay Area, is intense. We may have even greater difficulty recruiting potential employees after this offering if prospective employees perceive the equity component of our compensation package to be less valuable after this offering than before this offering.

The loss of key management personnel, on whose knowledge, leadership and technical expertise we rely, would harm our ability to execute our business plan.

  Our success depends heavily upon the continued contributions of our key management personnel, whose knowledge, leadership and technical expertise would be difficult to replace. All of our executive officers and key personnel are employees at will. We maintain no key person insurance on any of our personnel. If we were to lose the services of any of our key personnel, our ability to execute our business plan would be harmed. In addition, employees who leave our company may subsequently compete against us.

If we fail to manage our growth effectively, our business could suffer.

  Our ability to offer products and implement our business plan successfully in a rapidly evolving market requires an effective planning and management process. We increased our headcount by 50.0% in the nine month period ended September 30, 2000. This growth may place a significant strain on our management systems, infrastructure and other resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures. For example, we intend to migrate our operations to a new enterprise resource planning system that affects almost every facet of our business operations. Typically, these conversions negatively affect a company's near-term ability to conduct business due to problems such as historical data conversion errors, personnel training time associated with the new system, delays in implementation or unforeseen technical problems during conversion. If problems arise during this transition, we could experience delays in or lack of shipping, an inability to support our existing customer base, delays in paying vendors, delays in collecting from customers, an inability to place or receive product orders or other operational problems. If this were to occur, our profitability or financial position could be negatively impacted. If we are not able to manage our growth effectively and efficiently, the quality of our products, our ability to retain key personnel and our operating results could suffer.

Our products may contain defects that cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

  Highly complex products such as our verification systems and connectivity products frequently contain defects when they are first introduced or as new versions are released. Although none of our products has contained any material defects in the past, our products may contain defects of this nature in the future. If any of our products contains defects or have reliability, quality or compatibility problems, our reputation might be damaged and customers might be reluctant to buy our products. As a result, our ability to retain existing customers or attract new customers could be harmed. In addition, these defects could interrupt or delay sales to our customers. We may have to invest significant capital and other resources to alleviate these problems. If any of these problems remains undiscovered until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts.

If we are unable to expand our direct sales operations and our distributor and value-added reseller channels or successfully manage our expanded sales organization, our ability to increase our revenue will be harmed.

  Historically, we have relied on a limited direct sales organization, supported by third-party resellers, to sell our products domestically and on third-party distributors to sell our products internationally. We intend to develop and expand our direct sales organization in North America and our indirect distribution channels internationally. We may not be able to expand our direct sales organization successfully, and the cost of any expansion may exceed the revenue generated from expansion. In addition, if we fail to develop relationships with significant distributors or resellers, or if these distributors or resellers are not successful in their sales or marketing efforts, sales of our products may decrease.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

  We expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that might otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, product lines or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute the percentage ownership of our existing stockholders, incur substantial debt or assume contingent liabilities. To date, we have not acquired any other business or technologies. Potential acquisitions also involve numerous risks, including:

  . problems in assimilating the purchased operations, technologies or products;

  . costs or accounting charges associated with the acquisition;

  . diversion of management's attention from our existing business;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which we have little or no prior experience; and

  . potential loss of key employees of purchased businesses.

Economic, political and other risks associated with international sales and operations could adversely affect our sales.

  Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We recognized approximately 42.4% of our revenue from sales to international customers in the year ended December 31, 1999 and 33.4% in the six month period ended June 30, 2000. We anticipate that revenue from international operations will continue to represent a substantial portion of our revenue. In addition, several of our manufacturers' facilities and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

  . changes in foreign currency exchange rates;

  . changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

  . trade protection measures and import or export licensing requirements;

  . potentially negative consequences from changes in tax laws;

  . difficulty in staffing and managing widespread operations;

  . differing labor regulations;

  . differing protection of intellectual property; and

  . unexpected changes in regulatory requirements.

New accounting pronouncements may cause our operating results to fluctuate.

  In various areas, including revenue recognition and stock-based compensation, accounting standards and practices continue to evolve. The SEC recently issued interpretive guidance relating to SAB 101, and the FASB continues to address revenue recognition and other related accounting issues. We believe we comply with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas would likely affect our results of operations.

Our headquarters and our contract manufacturers are located in Northern California, Asia and other areas where natural disasters may occur.

  Currently, our corporate headquarters and some of our contract manufacturers are located in Northern California and our other contract manufacturers are located in Asia. Northern California and Asia historically have been vulnerable to natural disasters and other risks, such as earthquakes, fires, floods, power loss and telecommunication failure, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' properties. We also maintain facilities in San Diego, California and Netanya, Israel. We do not have redundant, multiple site capacity in the event of a natural disaster.

Any failure to protect our intellectual property adequately may significantly harm our business.

  To date, we protect our proprietary processes, software, know-how and other intellectual property and related rights through copyrights, trademarks and maintenance of trade secrets, including entering into confidentiality agreements. Our success and ability to compete depend in part on our proprietary technology. We currently do not have any patents. Although we recently filed applications for three patents, patents may not issue as a result of these or other patent applications. Any patents that ultimately issue may be successfully challenged by others or invalidated, or may not provide us with a significant competitive advantage. Third parties may breach confidentiality agreements or other protective contracts into which we have entered, and we may not be able to enforce our rights in the event of these breaches. We may be required to spend significant resources to monitor and police our intellectual property rights, including pursuing remedies in court. We recently sent letters to two companies demanding that they cease infringing our copyrights. We believe that this matter is in the process of being resolved in our favor. However, in the future, we may not be able to detect infringement and may lose competitive position in our markets before we do so. In addition, competitors may design around our technologies or develop competing technologies. The laws of other countries in which we market our products might offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products.

  Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. To date, we have not received any letters, and we do not have any other reason to believe, that our products infringe any other party's intellectual property rights. However, we cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States have not been publicly disclosed until the patent is issued, and we may not be aware of filed patent applications that relate to our products or technology. If patents are later issued in connection with these applications, we may be liable for infringement. From time to time, other parties may assert patent, copyright and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, would likely be costly and time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products.

  In the United States, the entire telecommunications industry and many of our customers and their products are subject to regulations and standards set by the Federal Communications Commission, or FCC. Internationally, many of our customers and their products may also be required to comply with regulations established by local authorities in various countries. We believe that neither our business nor our products is currently subject to regulations or standards set by the FCC or any similar foreign authority. However, our business or products may be deemed by the FCC or any similar foreign authority to be subject to their jurisdiction. New products or lines of business we pursue may also be subject to these types of regulations or standards. In addition, the regulations in force both in the United States and in foreign jurisdictions are constantly changing. As a result, our business or products could become subject to regulations or standards in the future. Failure to comply with regulations established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals or certificates could significantly harm our business.

                         Risks Related to this Offering

Our stock price may be volatile, and you might not be able to resell your shares at or above the initial public offering price.

  There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price might vary from the market price of our common stock after the offering. If you purchase shares of our common stock, you might not be able to resell those shares at or above the initial public offering price. Many factors could cause the market price of our common stock to rise and fall, including:

  . changes in market valuations of other technology companies;

  . changes in financial estimates by securities analysts;

  . variations in our operating results that cause us to fail to meet analysts' or investors' expectations;

  . announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future sales of equity or debt securities; and

  . general economic, industry and market conditions.

  In addition, the stock market, and the stocks of technology companies in particular, have experienced extreme volatility that often has been unrelated or disproportionate to the performance of these companies. Similar market fluctuations in the future might cause our stock price to decline regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become involved in securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources from our business.

Because a limited number of existing stockholders will together own a majority of our stock, the voting power of other stockholders, including purchasers in this offering, might be limited.

  We anticipate that our executive officers, directors and entities affiliated with them will beneficially own approximately 76.7% of our outstanding common stock after this offering. As a result, if some of these existing stockholders choose to act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combinations. These actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could harm the market price of our stock.

We might be unable to meet our future capital requirements, and if we issue additional equity or debt securities to do so, our stockholders could experience additional dilution.

  We might be required to seek additional funding to meet our capital requirements, particularly if we elect to acquire complementary businesses, products or technologies. If we are required to raise additional funds, we might not be able to do so on favorable terms, if at all. In addition, if we issue new securities, stockholders might experience dilution or the holders of new securities might have rights, preferences or privileges senior to those of existing stockholders. If we are unable to raise additional capital on acceptable terms, we might not be able to develop or enhance our products, take advantage of future opportunities or respond to competition.

Substantial future sales of our common stock in the public market could depress our stock price.

  Our current stockholders hold a substantial number of shares of our common stock, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional securities. You should read "Shares Eligible for Future Sale" for a full discussion of shares that might be sold in the public market in the future.

You will experience immediate and substantial dilution in the book value of your shares.

  If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $10.26 per share, based on an assumed initial public offering price of $13.00 per share. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options to purchase our common stock. As of September 30, 2000, we had options outstanding to purchase 2,045,545 shares of common stock with a weighted average exercise price of $1.36 per share.

The provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.

  Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  . providing that only one of the three classes of directors is elected each year;

  . limiting the ability of our stockholders to remove directors without cause;

  . eliminating the ability of our stockholders to act by written consent;

  . limiting the ability of our stockholders to call special meetings of stockholders; and

  . establishing notice requirements for stockholders to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control. Any of these provisions might prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts.

We have broad discretion in how we use the proceeds of this offering, and we might not use these proceeds effectively.

  Our management has broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. We currently intend to use the proceeds for general corporate purposes, including hiring additional personnel, working capital and capital expenditures, as well as the acquisition of complementary businesses, products or services, although no acquisitions are currently planned. These acquisitions could prove to be unprofitable and harm our business. Until we need to use the net proceeds of this offering, we plan to invest them in short-term, interest-bearing, investment grade securities.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Forward-looking statements relate to future events or to our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "could," "believe," "estimate," "predict," "potential" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including factors more fully described in the "Risk Factors" section and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events or results. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur.

                                USE OF PROCEEDS

  We estimate the net proceeds from the sale of the 3,500,000 shares of our common stock in this offering will be $41.2 million, assuming an initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive approximately $47.6 million in net proceeds from this offering.

  We intend to use the net proceeds for general corporate purposes. We expect that these purposes will include hiring additional personnel, working capital and capital expenditures. Our planned increase in personnel is estimated to be approximately $12 million during the next 24 months and will include salary, benefits and related operating expenses. The increase in our working capital requirements as we expand our business is estimated to be approximately $5 million. Capital expenditures are estimated to be approximately $1 million and will include the following: a new enterprise resource planning system, the information system we will use to manage production, sales, distribution and finance activities; and computer, laboratory, and office equipment. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or services.

  Other than to generate funds for the general corporate purposes outlined above, the principal purposes of this offering are to:

  . enhance our ability to use common stock to attract, motivate and retain professionals and other employees;

  . increase our visibility and brand awareness in our markets;

  . facilitate our access to public capital markets for future financing needs;

  . enhance our ability to use our capital stock as consideration for any future acquisitions; and

  . increase our equity capital.

  Management will retain broad discretion in the allocation of the net proceeds of the offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. This would reduce the amount of the net proceeds available for one or more of the uses indicated above. We currently have no agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any such transaction. Pending these uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our common stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 2000:

  . on an actual basis; and

  . on an as adjusted basis giving effect to the sale in this offering of 3,500,000 shares of common stock at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                               June 30, 2000
                                                              -----------------
                                                                          As
                                                              Actual   Adjusted
                                                              -------  --------
                                                               (in thousands)
Stockholders' equity:
  Common stock, $0.001 par value, 100,000,000 shares
   authorized; 14,580,080 shares issued and outstanding,
   actual; and 18,080,080 shares issued and outstanding, as
   adjusted.................................................. $    15  $    18
  Additional paid-in capital.................................   5,691   46,903
  Deferred stock-based compensation..........................  (1,442)  (1,442)
  Retained earnings..........................................   4,005    4,005
                                                              -------  -------
    Total stockholders' equity...............................   8,269   49,484
                                                              -------  -------
    Total capitalization..................................... $ 8,269  $49,484
                                                              =======  =======

  This table excludes the following:

  . 2,045,545 shares issuable upon exercise of stock options outstanding as of September 30, 2000 at a weighted average exercise price of $1.36 per share;

  . 2,766,955 additional shares available for future grant or issuance under our 2000 stock incentive plan, which will become effective on the closing of this offering, including the estimated number of shares available for future grant under our 1994 stock option plan and our 2000 stock option/stock issuance plan to be transferred to our 2000 stock incentive plan, which number of shares will be increased annually by an aggregate of 4% of our outstanding shares of common stock; and

  . 312,500 additional shares available for future issuance under our 2000 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1% of our outstanding shares of common stock.

  This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere in this prospectus.

                                    DILUTION

  If you buy shares of our common stock in this offering, your investment will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2000 was approximately $8.3 million, or approximately $0.57 per share of common stock. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2000.

  After giving effect to the sale of 3,500,000 shares of our common stock, at an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2000 would have been $49.5 million, or $2.74 per share. This represents an immediate increase in net tangible book value of $2.17 per share to existing stockholders and an immediate and substantial dilution of $10.26 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share................       $13.00
     Net tangible book value per share as of June 30, 2000........ $0.57
     Increase per share attributable to new investors ............  2.17
                                                                   -----
   As adjusted net tangible book value per share after the
    offering......................................................         2.74
                                                                         ------
   Net tangible book value dilution per share to new investors....       $10.26
                                                                         ======

  This table excludes all options outstanding as of June 30, 2000. To the extent that any of these options are exercised at an exercise price less than the offering price, there would be further dilution to new investors. For additional information regarding these options, see "Capitalization" and Note 4 of the notes to our consolidated financial statements.

  Assuming the exercise in full of the underwriters' over-allotment option, our as adjusted net tangible book value as of June 30, 2000 would have been approximately $3.00 per share, representing an immediate increase in net tangible book value of $2.43 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $10.00 per share to new investors.

  The following table sets forth, as of June 30, 2000 the total shares purchased, the total consideration paid and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $13.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
   Existing stockholders....... 14,580,080   80.6% $ 1,123,000    2.4%   $0.08
   New investors...............  3,500,000   19.4   45,500,000   97.6
                                ----------  -----  -----------  -----
     Total..................... 18,080,080  100.0% $46,623,000  100.0%
                                ==========  =====  ===========  =====

  This table excludes the following:

  . 2,045,545 shares issuable upon exercise of stock options outstanding as of September 30, 2000 at a weighted average exercise price of $1.36 per share;

  . 2,766,955 additional shares available for future grant or issuance under our 2000 stock incentive plan, which will become effective on the closing of this offering, including the estimated number of shares available for future grant under our 1994 stock option plan and our 2000 stock option/stock issuance plan to be transferred to our 2000 stock incentive plan, which number of shares will be increased annually by an aggregate of 4% of our outstanding shares of common stock; and

  . 312,500 additional shares available for future grant or issuance under our 2000 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1% of our outstanding shares of common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  You should read the following consolidated financial data in conjunction with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of income data for the year ended December 31, 1997 to 1999 and the six month period ended June 30, 2000, and the consolidated balance sheet data as of December 31, 1998 and 1999 and June 30, 2000, are derived from the audited consolidated financial statements included in this prospectus. The consolidated statement of income data for the year ended December 31, 1996, and the consolidated balance sheet data as of December 31, 1996 and 1997, are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of income data for the year ended December 31, 1995 and the six month period ended June 30, 1999, and the consolidated balance sheet data as of December 31, 1995, are unaudited. Our unaudited consolidated financial statements have been prepared by us on a basis consistent with our audited consolidated financial statements and, in management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a presentation of the consolidated results of operations for these periods. Our historical results are not necessarily indicative of results to be expected for future periods.

                                                                 Six Month
                                                               Period Ended
                               Year Ended December 31,           June 30,
                         ------------------------------------ ---------------
                          1995    1996   1997   1998   1999    1999    2000
                         ------  ------ ------ ------ ------- ------ --------
                                (in thousands, except per share data)
Consolidated Statement
 of Income Data:
Revenue................. $  689  $2,258 $4,169 $6,771 $12,506 $5,289 $ 8,782
Cost of revenue.........    315     395    764  1,437   3,136  1,237   2,168
                         ------  ------ ------ ------ ------- ------ -------
Gross profit............    374   1,863  3,405  5,334   9,370  4,052   6,614
                         ------  ------ ------ ------ ------- ------ -------
Operating expenses:
 Research and
  development...........    394     782  1,210  2,572   3,538  1,751   1,882
 Sales and marketing....    273     289    431    800   1,194    572   1,103
 General and
  administrative........    140     152    340    345     434    171     433
 Amortization of
  deferred stock-based
  compensation..........     --      --     --    452   1,320    345     772
                         ------  ------ ------ ------ ------- ------ -------
  Total operating
   expenses.............    807   1,223  1,981  4,169   6,486  2,839   4,190
                         ------  ------ ------ ------ ------- ------ -------
Income (loss) from
 operations.............   (433)    640  1,424  1,165   2,884  1,213   2,424
Interest income.........     24      18     56     80     138     54     156
                         ------  ------ ------ ------ ------- ------ -------
Income (loss) before
 provision for income
 taxes..................   (409)    658  1,480  1,245   3,022  1,267   2,580
Provision for income
 taxes..................      2      20    556    708   1,760    656   1,325
                         ------  ------ ------ ------ ------- ------ -------
Net income (loss)....... $ (411) $  638 $  924 $  537 $ 1,262 $  611 $ 1,255
                         ======  ====== ====== ====== ======= ====== =======
Net income (loss) per
 share..................
 Basic.................. $(0.03) $ 0.04 $ 0.06 $ 0.04 $  0.09 $ 0.04 $  0.09
                         ======  ====== ====== ====== ======= ====== =======
 Diluted................ $(0.03) $ 0.04 $ 0.06 $ 0.04 $  0.08 $ 0.04 $  0.08
                         ======  ====== ====== ====== ======= ====== =======
Weighted average shares
 outstanding............
 Basic.................. 14,286  14,286 14,286 14,286  14,286 14,286  14,359
                         ======  ====== ====== ====== ======= ====== =======
 Diluted................ 14,286  14,379 14,507 15,079  15,084 15,226  15,508
                         ======  ====== ====== ====== ======= ====== =======
                                            December 31,
                                 ----------------------------------- June 30,
                                  1995   1996   1997   1998    1999    2000
                                 ------ ------ ------ ------- ------ --------

                                                (in thousands)
Consolidated Balance Sheet
 Data:
Cash, cash equivalents and
 short-term investments........  $  366 $  480 $1,816 $ 2,215 $4,195 $ 6,319
Working capital................     412    981  1,883   3,005  5,773   7,925
Total assets...................     462  1,268  2,727   3,926  7,654  12,018
Total debt.....................      --     --     --      --     --      --
Total stockholders' equity.....     409  1,047  1,971   3,202  6,027   8,269

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and accompanying notes. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as statements of our plans, objectives and intentions. Our actual results may differ materially from those indicated in these forward-looking statements. See "Note Regarding Forward-Looking Statements." Factors that could cause or contribute to these differences include but are not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

  We are a leading provider of advanced verification systems and connectivity products for existing and emerging digital communications standards such as USB, 1394, Bluetooth wireless technology and Ethernet. Our products are used by semiconductor, device, system and software companies at each phase of their products' lifecycles from development through production and market deployment. Our verification systems consist of development and production products that accurately monitor communications traffic and diagnose operational problems to ensure that products comply with standards and operate with other devices as well as to assist system manufacturers in downloading software onto new computers. Our connectivity products enable reliable, uninterrupted service for broadband Internet access. We currently outsource most of the manufacturing of our verification systems and connectivity products so that we may concentrate our resources on the design, development and marketing of our existing and new products. We continually manage our manufacturing operations to minimize inventory levels and product costs, including cost of materials and material overhead. We believe that we have been historically successful in managing our product costs at a reasonable level and, as a result, our operating results have not been materially impacted by changes in product costs.

  We were formed in February 1992 and offered our first verification system and our first connectivity product in 1996. Our product offerings have expanded to include a range of analyzers, testers and connectivity products, including FireInspector, our 1394 bus and protocol analyzer; NetMate Plus, a USB connectivity product; UPT, a USB production product; Advisor, our fourth generation USB bus and protocol analyzer; and Merlin, a Bluetooth wireless protocol analyzer.

  We report our revenue and gross profit in three business segments: development, production and connectivity products. In the year ended December 31, 1999, our revenue from our development products was $6.2 million, from production products was $4.6 million and from connectivity products was $1.7 million. In the six month period ended June 30, 2000, our revenue from our development products was $4.0 million, from production products was $2.8 million and from connectivity products was $2.0 million. Historically, we have generated a majority of our revenue across all segments from products for the USB standard. Revenue from our USB products accounted for approximately 89.7% of our revenue in the year ended December 31, 1999 and 91.6% in the six month period ended June 30, 2000.

  We sell our products on a purchase order basis. We have adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition. Under SOP 97-2, we recognize revenue to resellers and end users upon shipment provided that there is persuasive evidence of an arrangement, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is probable. When we have shipped products but some elements essential to the functionality of the products have not been completed, revenue and associated cost of revenue are deferred until all remaining elements have been delivered. As a result, our revenue trends are dependent on the timing of delivery of these essential elements. As of June 30, 2000, revenue of $1.7 million had been deferred, which we expect to recognize in the six month period ending December 31, 2000. Our products are typically sold with a one year parts and labor repair warranty. Provisions for warranty costs are recorded at the time products are shipped. Product returns to date have not been significant.

  We sell our products to technology, infrastructure and application companies through our direct sales force and indirectly through our distributors and value-added resellers. Historically, a significant portion of our revenue has been derived from customers outside of the United States, and we expect this trend to continue. For the six month period ended June 30, 2000, approximately 33.4% of our revenue was derived from international customers, of which 12.9% was derived from customers in Japan, 7.3% was derived from customers in other parts of Asia, and 12.1% was derived from customers in Europe. In the year ended December 31, 1999, approximately 42.4% of our revenue was derived from international customers, of which 18.8% was derived from customers based in Japan, 9.7% was derived from customers based in other parts of Asia, and 12.1% was derived from customers based in Europe. All of our revenue and accounts receivable are denominated in U.S. dollars. Although seasonality affects many of our target markets, to date our revenues and financial condition have not been materially impacted.

  Competition, the development of emerging communications standards and technological change have influenced and are likely to continue to influence our quarterly and annual revenue and results of operations. Our product development and marketing strategies are focused on working closely with the promoter companies and communications standards groups to gain early access to new communications standards and technologies, and establishing first mover advantage for our products. We invest significantly in the research and development and marketing of our products for emerging communications standards, often before these standards have gained widespread industry acceptance and in advance of generating substantial revenue related to these investments. Additionally, the rate and timing of customer orders may vary significantly from month to month. Accordingly, if sales of our products do not occur when we expect and we are unable to predict or adjust our estimates on a timely basis, our expenses may increase as a percentage of revenue.

Results of Operations

  The following table presents selected consolidated financial data for the periods indicated as a percentage of revenue:

                                                                   Six Month
                                                                    Period
                                                Year Ended        Ended June
                                               December 31,           30,
                                             -------------------  ------------
                                             1997   1998   1999   1999   2000
                                             -----  -----  -----  -----  -----
Consolidated Statement of Income Data:
Revenue..................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of revenue.............................  18.3   21.2   25.1   23.4   24.7
                                             -----  -----  -----  -----  -----
Gross profit................................  81.7   78.8   74.9   76.6   75.3
                                             -----  -----  -----  -----  -----
Operating expenses:
  Research and development..................  29.0   38.0   28.3   33.1   21.4
  Sales and marketing.......................  10.3   11.8    9.5   10.8   12.6
  General and administrative................   8.2    5.1    3.5    3.2    4.9
  Amortization of deferred stock-based
   compensation.............................    --    6.7   10.5    6.5    8.8
                                             -----  -----  -----  -----  -----
    Total operating expenses................  47.5   61.6   51.8   53.6   47.7
                                             -----  -----  -----  -----  -----
Income from operations......................  34.2   17.2   23.1   23.0   27.6
Interest income.............................   1.3    1.2    1.1    1.0    1.8
                                             -----  -----  -----  -----  -----
Income before provision for income taxes....  35.5   18.4   24.2   24.0   29.4
Provision for income taxes..................  13.3   10.5   14.1   12.4   15.1
                                             -----  -----  -----  -----  -----
Net income..................................  22.2%   7.9%  10.1%  11.6%  14.3%
                                             =====  =====  =====  =====  =====

Results of Operations for the Six Month Period Ended June 30, 2000 and 1999

  Revenue. Our revenue was $8.8 million in the six month period ended June 30, 2000 and $5.3 million in the six month period ended June 30, 1999, representing an increase of 66.0%. The increase reflected higher revenue in all our product segments including an increase of $1.5 million in our development product segment, $237,000 in our production product segment and $1.7 million in our connectivity product segment. $2.6 million of this increase was due to sales to new customers. This increase does not include $1.7 million of revenue from our development products, which was deferred. Revenue from international customers represented approximately 33.4% of our revenue in the six month period ended June 30, 2000 and 40.0% of our revenue in the six month period ended June 30, 1999. Revenue from international customers decreased as a percentage of revenue as domestic revenue grew at a faster rate than revenue from international customers. However, revenue dollars from international customers increased 38.3%. We expect that revenue generated from international customers will continue to account for a significant percentage of our revenue.

  Cost of Revenue and Gross Profit. Cost of revenue is comprised of costs for the outsourced manufacturing of our products, along with our internal costs for high-level assembly and final testing, and amortization of deferred stock-based compensation related to production personnel. Our gross profit was $6.6 million in the six month period ended June 30, 2000 and $4.1 million in the six month period ended June 30, 1999, representing an increase of 63.2%. This increase was due to revenue growth of 66.0% from 1999 to 2000. Our gross margin was 75.3% in the six month period ended June 30, 2000 and 76.6% in the six month period ended June 30, 1999. This decrease was the result of an increase in the percentage of lower gross margin products in our product mix for the six month period ended June 30, 2000. Without the amortization of deferred stock-based compensation, our gross margin would have been 76.6% for the six month period ended June 30, 2000 and 78.5% for the six month period ended June 30, 1999.

  Research and Development. Research and development expenses are comprised of salaries and related personnel expenses of employees engaged in research, design and development activities, and also include related supplies, software license fees for technologies used in research and development, equipment expenses, depreciation and amortization. Our research and development expenses were $1.9 million in the six month period ended June 30, 2000 and $1.8 million in the six month period ended June 30, 1999, representing an increase of 7.5%. This increase was due primarily to an increase of $74,000 in personnel-related costs. Research and development expenses represented 21.4% of revenue in the six month period ended June 30, 2000 and 33.1% of revenue in the six month period ended June 30, 1999. The decrease in research and development expenses as a percentage of revenue was due to increased revenue. Our research and development expenses in dollars may increase to support the growth of our business.

  Sales and Marketing. Sales and marketing expenses are comprised of salaries and related personnel expenses of employees engaged in sales and marketing activities, expenses related to conferences and trade shows and also include expenses related to consultants and professional services. Our sales and marketing expenses were $1.1 million in the six month period ended June 30, 2000 and $572,000 in the six month period ended June 30, 1999, representing an increase of 92.8%. The increase was primarily due to increases of $240,000 in personnel and related expenses, $173,000 in expenses relating to trade shows and conferences and $47,000 in expenses relating to consultants and professional services. Sales and marketing expenses represented 12.6% of revenue in the six month period ended June 30, 2000 and 10.8% of revenue in the six month period ended June 30, 1999. The increase in sales and marketing expenses as a percentage of revenue was primarily due to the deferral of $1.7 million in revenue in the six month period ended June 30, 2000. Our sales and marketing expenses in dollars may increase to support the growth of our business.

  General and Administrative. General and administrative expenses are comprised of salaries and related personnel expenses of employees engaged in general and administrative activities, and also include expenses related to consultants and professional services. Our general and administrative expenses were $433,000 in the six month period ended June 30, 2000 and $171,000 in the six month period ended June 30, 1999, representing an increase of 153.2%. General and administrative expenses represented 4.9% of revenue in the six month period ended June 30, 2000 and 3.2% of revenue in the six month period ended June 30, 1999. The increase was primarily due to an increase of $210,000 in personnel and related expenses. Our general and administrative expenses in dollars and as a percentage of revenue may increase as we incur additional costs as a public company, implement a new enterprise resource planning system and hire additional personnel.

  Amortization of Deferred Stock-based Compensation. Deferred stock-based compensation is the difference between the deemed fair value of our common stock at the date of grant of options and the exercise price of those options. This amount is amortized over the vesting period of the applicable options, generally 48 months, on an accelerated basis, and is presented, net of amortization, as a reduction of stockholders' equity. Amortization of deferred stock-based compensation was $884,000 in the six month period ended June 30, 2000, of which $112,000 was included in cost of revenue. Amortization of deferred stock-based compensation was $444,000 in the six month period ended June 30, 1999, of which $99,000 was included in cost of revenue. We had deferred stock-based compensation of $1.4 million as of June 30, 2000, which we expect to be amortized over the next four years. In addition, based on stock option grants to existing employees and new hires subsequent to June 30, 2000, we expect to record additional deferred stock-based compensation of at least $10.0 million in the third quarter of 2000, which will be amortized over the next four years.

  Interest Income. Interest income is comprised of interest earned on invested cash. Interest income was $156,000 in the six month period ended June 30, 2000 and $54,000 in the six month period ended June 30, 1999. This increase resulted from additional excess cash balances and investment of excess cash balances at higher interest rates.

  Provision for Income Taxes. Our provision for income taxes was $1.3 million in the six month period ended June 30, 2000 and $656,000 in the six month period ended June 30, 1999, representing an increase of 102.0%. This increase relates to an increase in our income before provision for income taxes and before amortization of deferred stock-based compensation. Our effective tax rate was 51.4% in the six month period ended June 30, 2000 and 51.8% in the six month period ended June 30, 1999. The decrease in our effective tax rate relates to permanent non-deductible expenses related to amortization of deferred stock-based compensation. Our effective tax rate after excluding the effect of amortization of deferred stock-based compensation was 38.3% in the six month period ended June 30, 2000 and in the six month period ended June 30, 1999.

Results of Operations in the Year Ended December 31, 1999, 1998 and 1997

  Revenue. Our revenue was $12.5 million in the year ended December 31, 1999, $6.8 million in the year ended December 31, 1998 and $4.2 million in the year ended December 31, 1997. These amounts represent an increase of 84.7% from 1998 to 1999 and 62.4% from 1997 to 1998. The increase in revenue from 1998 to 1999 was due to increases in unit volume shipments to existing customers, expansion of our customer base and growth in our connectivity product segment. The increase in revenue from 1997 to 1998 was due to the growth in our development product and production product segments. Revenue from international customers represented 42.4%, of our revenue in the year ended December 31, 1999, 42.7% of our revenue in the year ended December 31, 1998 and 44.7% of our revenue in the year ended December 31, 1997. Revenue from international customers decreased as a percentage of revenue from 1997 to 1999 as domestic revenue grew at a faster rate than revenue from international customers.

  Cost of Revenue and Gross Profit. Our gross profit was $9.4 million in the year ended December 31, 1999, $5.3 million in the year ended December 31, 1998 and $3.4 million in the year ended December 31, 1997. These amounts represent increases of 75.7% from 1998 to 1999 and 56.7% from 1997 to 1998. These dollar increases were the result of increased unit sales from year to year. Our gross margin was 74.9% in the year ended December 31, 1999, 78.8% in the year ended December 31, 1998 and 81.7% in the year ended December 31, 1997. The decrease in gross margin from 1998 to 1999 was due to a shift in our product mix to lower margin connectivity products as well as pricing discounts given on volume purchase orders. The decrease in gross margin from 1997 to 1998 was due to the amortization of deferred stock-based compensation. Excluding amortization of deferred stock-based compensation, our gross margin would have been 76.9% for the year ended December 31, 1999, 82.4% for the year ended December 31, 1998 and 81.7% for the year ended December 31, 1997.

  Research and Development. Our research and development expenses were $3.5 million in the year ended December 31, 1999, $2.6 million in the year ended December 31, 1998 and $1.2 million in the year ended December 31, 1997. These amounts represent increases of 37.6% from 1998 to 1999 and 112.6% from 1997 to 1998. Research and development expenses represented 28.3% of revenue in the year ended December 31, 1999, 38.0% of revenue in the year ended December 31, 1998 and 29.0% of revenue in the year ended December 31, 1997. The dollar increase in 1999 was primarily due to an increase in personnel related costs of $777,000. The decrease as a percentage of revenue in 1999 was due to revenue growth of approximately 84.7% over the same period. The increase in dollars and as a percentage of revenue in 1998 resulted from a significant increase in development efforts for products from which anticipated revenue was and will continue to be recognized in subsequent periods.

  Sales and Marketing. Our sales and marketing expenses were $1.2 million in the year ended December 31, 1999, $800,000 in the year ended December 31, 1998 and $431,000 in the year ended December 31, 1997. These amounts represent increases of 49.3% from 1998 to 1999 and 85.6% from 1997 to 1998. Sales and marketing expenses represented 9.5% of revenue in the year ended December 31, 1999, 11.8% of revenue in the year ended December 31, 1998 and 10.3% of revenue in the year ended December 31, 1997. The dollar increases were primarily due to increases in personnel and related expenses of $307,000 in the year ended December 31, 1999 and $267,000 in the year ended December 31, 1998. The decrease as a percentage of revenue in 1999 was due to revenue growth of 84.7% from 1998 to 1999.

  General and Administrative. Our general and administrative expenses were $434,000 in the year ended December 31, 1999, $345,000 in the year ended December 31, 1998 and $340,000 in the year ended December 31, 1997. These amounts represent increases of 25.8% from 1998 to 1999 and 1.5% from 1997 to 1998. General and administrative expenses represented 3.5% of revenue in the year ended December 31, 1999, 5.1% of revenue in the year ended December 31, 1998 and 8.2% of revenue in the year ended December 31, 1997. The dollar increase in 1999 was primarily due to the addition of management and administrative personnel and related expenses of $58,000. The decrease as a percentage of revenue from 1998 to 1999 was due to revenue growth of approximately 84.7% from 1998 to 1999, and the decrease as a percentage of revenue from 1997 to 1998 was due to revenue growth of approximately 62.4% from 1997 to 1998.

  Amortization of Deferred Stock-based Compensation. Amortization of deferred stock-based compensation was $1.6 million in the year ended December 31, 1999, of which $243,000 was included in cost of revenue during that period. Amortization of deferred stock-based compensation was $694,000 in the year ended December 31, 1998, of which $242,000 was included in cost of revenue during that period. There was no amortization of deferred stock-based compensation in 1997.

  Interest Income. Interest income was $138,000 in the year ended December 31, 1999, $80,000 in the year ended December 31, 1998 and $56,000 in the year ended December 31, 1997. These increases resulted from additional excess cash balances and investment of excess cash balances at higher interest rates.

  Provision for Income Taxes. Provision for income taxes was $1.8 million in the year ended December 31, 1999, $708,000 in the year ended December 31, 1998 and $556,000 in the year ended December 31, 1997. These amounts represent increases of 148.6% from 1998 to 1999 and 27.3% from 1997 to 1998. Our effective tax rate increased from 56.9% in 1998 to 58.2% in 1999, and from 37.6% in 1997 to 56.9% in 1998 due to an increase in our income before provision for income taxes and before amortization of deferred stock-based compensation. Our effective tax rate after excluding the effect of amortization of stock-based compensation was 38.4% in the year ended December 31, 1999, 36.5% in the year ended December 31, 1998 and 37.6% in the year ended December 31, 1997.

Quarterly Results of Operations

  The following table sets forth our historical unaudited quarterly consolidated statement of income data for the six quarters ended June 30, 2000 as well as such data expressed as a percentage of revenue for each quarter. This quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and, we believe, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information shown. Our quarterly operating results have fluctuated and may continue to fluctuate significantly as a result of a variety of factors. Operating results for any quarter are not necessarily indicative of results for any future quarter or for a full year.

                                         Three Month Period Ended
                          ------------------------------------------------------
                          Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30,
                            1999     1999     1999      1999     2000     2000
                          -------- -------- --------- -------- -------- --------
                              (in thousands, except per share data, and as a
                                          percentage of revenue)
Consolidated Statement
 of Income Data:
Revenue.................   $2,098   $3,191   $3,157    $4,060   $4,338   $4,444
Cost of revenue.........      381      856      767     1,132    1,005    1,163
                           ------   ------   ------    ------   ------   ------
Gross profit............    1,717    2,335    2,390     2,928    3,333    3,281
                           ------   ------   ------    ------   ------   ------
Operating expenses:
  Research and
   development..........      856      895      851       936      937      945
  Sales and marketing...      220      352      325       297      492      611
  General and
   administrative.......       84       87       99       165      170      263
  Amortization of
   deferred stock-based
   compensation.........      153      192      209       765      389      383
                           ------   ------   ------    ------   ------   ------
   Total operating
    expenses............    1,313    1,526    1,484     2,163    1,988    2,202
                           ------   ------   ------    ------   ------   ------
Income from operations..      404      809      906       765    1,345    1,079
Interest income.........       27       27       36        48       67       89
                           ------   ------   ------    ------   ------   ------
Income before provision
 for income taxes.......      431      836      942       813    1,412    1,168
Provision for income
 taxes..................      244      412      466       638      711      614
                           ------   ------   ------    ------   ------   ------
Net income..............   $  187   $  424   $  476    $  175   $  701   $  554
                           ======   ======   ======    ======   ======   ======
Net income per share:
  Basic.................   $ 0.01   $ 0.03   $ 0.03    $ 0.01   $ 0.05   $ 0.04
                           ======   ======   ======    ======   ======   ======
  Diluted...............   $ 0.01   $ 0.03   $ 0.03    $ 0.01   $ 0.05   $ 0.04
                           ======   ======   ======    ======   ======   ======
Weighted average shares
 outstanding:
  Basic.................   14,286   14,286   14,286    14,286   14,286   14,359
                           ======   ======   ======    ======   ======   ======
  Diluted...............   15,137   15,253   14,961    15,160   15,259   15,530
                           ======   ======   ======    ======   ======   ======
As a Percentage of
 Revenue:
Revenue.................    100.0%   100.0%   100.0%    100.0%   100.0%   100.0%
Cost of revenue.........     18.2     26.8     24.3      27.9     23.2     26.2
                           ------   ------   ------    ------   ------   ------
Gross profit............     81.8     73.2     75.7      72.1     76.8     73.8
                           ------   ------   ------    ------   ------   ------
Operating expenses:
  Research and
   development..........     40.8     28.1     27.0      23.1     21.6     21.3
  Sales and marketing...     10.5     11.0     10.3       7.3     11.3     13.7
  General and
   administrative.......      4.0      2.7      3.1       4.1      3.9      5.9
  Amortization of
   deferred stock-based
   compensation.........      7.3      6.0      6.6      18.8      9.0      8.6
                           ------   ------   ------    ------   ------   ------
   Total operating
    expenses............     62.6     47.8     47.0      53.3     45.8     49.5
                           ------   ------   ------    ------   ------   ------
Income from operations..     19.2     25.4     28.7      18.8     31.0     24.3
Interest income.........      1.3      0.8      1.1       1.2      1.5      2.0
                           ------   ------   ------    ------   ------   ------
Income before provision
 for income taxes.......     20.5     26.2     29.8      20.0     32.5     26.3
Provision for income
 taxes..................     11.6     12.9     14.8      15.7     16.3     13.8
                           ------   ------   ------    ------   ------   ------
Net income..............      8.9%    13.3%    15.0%      4.3%    16.2%    12.5%
                           ======   ======   ======    ======   ======   ======

  Our revenue increased in each quarter of 1999 and 2000, other than the three month period ended September 30, 1999, primarily as a result of new product releases and increased demand for our existing products from existing and new customers. Revenue increased 50.5% from the three month period ended March 31, 1999 to the three month period ended September 30, 1999, but decreased 1.1% from the three month period ended June 30, 1999 to the three month period ended September 30, 1999, due to a large order and shipment of our production products to a major customer in the three month period ended June 30, 1999. Revenue increased 6.9% from the three month period ended December 31, 1999 to the three month period ended March 31, 2000 and 2.4% from the three month period ended March 31, 2000 to the three month period ended June 30, 2000, primarily due to the deferral of $372,000 of revenue in the three month period ended March 31, 2000 and $1.4 million of revenue in the three month period ended June 30, 2000. We expect to recognize this deferred revenue in the six month period ending December 31, 2000.

  Gross margins have fluctuated from quarter to quarter primarily due to shifts in our product mix, pricing discounts given on volume purchase orders and amortization of deferred stock-based compensation. Gross profit increased in each of the last three quarters of 1999 and the three month period ended March 31, 2000, primarily due to revenue growth.

  In the three month period ended December 31, 1999, net income decreased primarily due to an increase in amortization of deferred stock-based compensation.

  We believe that period to period comparisons of our operating results should not be relied upon as an indication of our future performance. In the past, our results of operations have fluctuated significantly, and we expect similar quarterly fluctuations in the future as a result of a number of factors beyond our control. Among other things, these factors include the rate of growth in the market for our products, changes in the demand for our products, seasonality, customer buying habits and product volume and mix. Our anticipated research and development, sales and marketing and general and administrative expenses are based, in part, on future projections of revenues. It is difficult for us to reduce our expenses quickly in response to any shortfall in revenue. As a result, any downturn in revenue would likely have a disproportionately adverse effect on our operating results. If our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock would likely decline significantly.

Liquidity and Capital Resources

  Our operating cash flow requirements have generally increased reflecting the expanding scope and level of our activities. Since our inception, we have financed our operations primarily through cash flows from operating activities.

  In the six month period ended June 30, 2000, cash provided by operating activities of $2.3 million primarily consisted of net income of $1.3 million, amortization of deferred stock-based compensation of $884,000 and an increase in deferred revenue of $1.7 million, offset by an increase in accounts receivable of $826,000, an increase in deferred tax assets of $726,000 and a decrease in accrued expenses of $232,000. Cash used in investing activities of $1.4 million related to purchases of short-term investments of $1.2 million and capital expenditures of $136,000. Cash provided by financing activities of $103,000 related to proceeds received from the exercise of stock options.

  In 1999, cash provided by operating activities of $2.2 million primarily consisted of net income of $1.3 million and amortization of deferred stock-based compensation of $1.6 million, offset by an increase in accounts receivable of $1.2 million. Cash used in investing activities of $173,000 related to capital expenditures.

  In 1998, cash provided by operating activities of $552,000 primarily consisted of net income of $537,000 and amortization of deferred stock-based compensation of $694,000, offset by an increase in accounts receivable of $581,000. Cash used in investing activities of $153,000 related to capital expenditures.

  In 1997, cash provided by operating activities of $1.4 million primarily consisted of net income of $924,000 and an increase in accrued expenses of $486,000, offset by an increase in inventories of $186,000. Cash used in investing activities of $58,000 related to capital expenditures.

  As of June 30, 2000, we had cash, cash equivalents and short-term investments of $6.3 million, working capital of $7.9 million and no debt. At that date, we had no capital lease obligations, and we had future minimum lease payments under our operating lease of $349,000.

  We believe that the net proceeds from the sale of the common stock in this offering, together with funds generated from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. If we are required to raise additional funds, we may not be able to do so on acceptable terms or at all. In addition, if we issue new securities, stockholders might experience dilution or the holders of the new securities might have rights, preferences or privileges senior to those of existing stockholders.

Quantitative and Qualitative Disclosures About Market Risk

  The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. As of June 30, 2000, all of our investments were in money market funds, certificates of deposit or high quality commercial paper.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and that the corresponding derivative gains or losses be reported either in the statement of income or as a deferred item depending on the type of hedge relationship that exists with respect to these derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date until fiscal years commencing after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--An Amendment of FASB Statement No. 133, which deferred the effective date of SFAS No. 133 until the quarter ending March 31, 2001. Accordingly, we will adopt SFAS No. 133 in the quarter ending March 31, 2001. We have not determined whether the adoption of this pronouncement will have a material impact on our financial condition or results of operations.

  In December 1999, the SEC issued SAB No. 101, Revenue Recognition in Financial Statements. SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB No. 101B to defer the effective date for implementation of SAB 101 until the fourth quarter of fiscal 2000. We believe that our current revenue recognition policies comply with SAB 101.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation-An Interpretation of APB Opinion No. 25. This interpretation clarifies the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after December 15, 1998 or January 12, 2000. We believe that this interpretation will not have a material effect on our financial position or results of operations.

  In various areas, including revenue recognition and stock-based compensation, accounting standards and practices continue to evolve. The SEC has recently issued interpretive guidance relating to SAB 101, and the FASB continues to address revenue recognition and other related accounting issues. We believe we comply with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas would likely affect our results of operations.

                                    BUSINESS

Overview

  We are a leading provider of advanced verification systems and connectivity products for existing and emerging digital communications standards. Our products are used by semiconductor, device, system and software companies at each phase of their products' lifecycles from development through production and market deployment.

  We have expertise in the USB, USB 2.0, 1394, Bluetooth and Ethernet standards and are actively engaged with our customers throughout their development and production processes. Utilizing our easy to use, color-coded software, the CATC Trace, our development products generate, capture, filter and analyze high speed communications traffic, allowing our customers to quickly discover and correct persistent and intermittent errors and flaws in their product design. Our production products are used in manufacturing to ensure that products comply with standards and operate with other devices as well as to assist system manufacturers in downloading software onto new computers. Our connectivity products are devices that translate communications traffic between USB and Ethernet and enable reliable, uninterrupted service for broadband Internet access. These connectivity products also allow for simple installation and incorporate an ASIC and our proprietary embedded software and software drivers.

  Our customers include industry leaders such as 3Com, Apple, Compaq, Dell, Hewlett-Packard, Intel, Lucent, Microsoft, Motorola, NEC, Philips, Sony, Sun Microsystems and Toshiba. In addition, we sell our products through a network of distributors and value-added resellers, including Dynacolor, Enable Engineering, Nohau Electronik and Toyo.

Industry Background

 The Demand for Digital Communications is Growing

  The growth in the demand for digital information has accelerated the need for communications among multiple electronic devices and in various markets, including computers, telecommunications, consumer electronics and others, such as aerospace, automotive, industrial automation, medical instrumentation and robotics. This growing demand centers on widespread, broadband transmissions of digital information, including Internet access, data storage and rich media content. Communication among digital devices, or connectivity, occurs over a variety of physical media, such as copper wire and fiber optic cable, and wireless technologies with rapidly fluctuating frequencies.

  Computer technology initially provided connectivity only among internal devices, such as the processor, memory and storage, and with external peripheral devices, such as the keyboard, mouse and printer. Today, computer technology also enables connectivity among multiple computing devices and across networks, such as local area networks, wide area networks, storage area networks, home area networks, personal area networks and the Internet. Telecommunications technology also currently enables connectivity among multiple devices, such as telephones, fax machines, pagers and personal digital assistants. Consumer electronics technology is progressively enabling connectivity among devices, such as Internet appliances, digital cameras, audio systems and televisions.

 Communications Standards are Becoming Increasingly Complex

  Digital devices communicate by sending electronic signals through a physical transmission channel according to a specified protocol. A protocol is the set of detailed rules that governs both the channel and the device hardware and software and regulates the manner in which the signals are sent.

The channel and the protocol are both typically specified in a formal communications standard. For communication to be successful, each device must recognize and follow the same standard.

  Early communications standards were relatively simple, typically involving low speed communications between two simple devices connected directly by copper wire. Current standards are increasingly complex, typically involving high speed communications among multiple sophisticated devices indirectly linked to other devices and across various physical media, including copper wire and fiber optic cables, and wireless technologies with rapidly fluctuating frequencies. As a result, standards that were expressed initially in only a few pages of text may now extend to over a thousand pages. The specifications for these standards are broadly available, which facilitates interoperability of hardware and software products from different manufacturers.

  A standard is typically introduced by several leading technology and infrastructure companies. These core or promoter companies comprise the nucleus of independent communications standards groups, which are sometimes referred to as implementers' forums, trade associations or special interest groups. These groups assist in the development, implementation and promotion of and compliance with the standards. As commercial interest in a particular standard increases, the communications standards group typically expands to include system and device manufacturers and service providers. The promoter companies typically remain closely associated with the standard throughout its lifecycle.

  A standard is implemented over a lifecycle that includes three overlapping phases: development, production and market deployment. The development phase covers the development and production of the semiconductors and software, including embedded software, protocol stacks and device drivers, that are the building blocks for products and applications. During the production phase, system and device manufacturers apply these building blocks to construct their unique products and applications. The market deployment phase covers the introduction and sale of products and applications in the marketplace. Similarly, products that use or are associated with a particular standard follow their own unique lifecycle from development through production, deployment and operation.

 Emerging Standards Promote Digital Communications

  Many communications standards are emerging to meet the growing demand for digital connectivity in the computer, telecommunications, consumer electronics and other industries. The characteristics of each standard, including its principal uses, physical medium, transmission speed and distance covered, vary greatly. Examples of emerging standards include the following:

  Universal Serial Bus. The Universal Serial Bus standard, or USB, enables low and medium speed connectivity between computers and peripheral devices, including keyboards, mice, printers, scanners, joysticks and cameras, using plug and play technology. USB was introduced in 1995 and replaces the serial, parallel, mouse and keyboard ports. The specifications for the second version of USB, or USB 2.0, were released in April 2000. The promoter group for USB 2.0 consists of Compaq, Hewlett-Packard, Intel, Lucent, Microsoft, NEC and Philips and, as of September 15, 2000, the USB Implementers Forum had over 600 member companies. USB enables connectivity through copper wires at speeds of up to twelve megabits per second, or Mbps, over distances of up to five meters. This speed increases to up to 480 Mbps in USB 2.0. According to Dataquest, an independent market research firm, the number of USB-enabled peripherals is expected to grow from 27 million in 1999 to 494 million by 2003. Dataquest estimates that the percentage of USB-enabled personal computers produced in a given year is expected to grow from nine percent in 2000 to 95% in 2003.

  IEEE 1394. The IEEE 1394a standard, commonly known as 1394, FireWire or i.Link, enables high speed connectivity among computers, peripheral devices and consumer electronic devices, including audio systems, television sets, digital cameras, video recorders, video players and game consoles. 1394 was introduced in 1987 and was ratified by the Institute of Electrical and Electronics Engineers, or IEEE, in 1995. The promoter group includes Apple, Canon, Compaq, IBM, Intel, Microsoft, NEC, Philips, Sony, Sun Microsystems and Yamaha and, as of September 15, 2000, the 1394 Trade Association had over 140 member companies. 1394 enables connectivity through copper wire at speeds of up to 400 Mbps over distances of up to four and one-half meters. This speed increases to up to 3.2 billion bits per second, or Gbps, over distances of up to 100 meters, in the 1394b standard that is currently awaiting ratification. According to Cahners In-Stat Group, an independent market research firm, the number of 1394-enabled personal computers and peripheral devices shipped is expected to grow from nearly eight million in 1999 to over 100 million by 2004.

  Bluetooth Wireless Technology. The Bluetooth standard, or Bluetooth wireless technology, enables low speed, wireless connectivity among computers, telecommunication devices, such as mobile telephones, and consumer electronics devices, such as personal digital assistants and headphones. Bluetooth wireless technology was introduced in 1998. The promoter group consists of 3Com, Ericsson, IBM, Intel, Lucent, Microsoft, Motorola, Nokia and Toshiba and, as of September 15, 2000, the Bluetooth Special Interest Group had over 1,800 member companies. Bluetooth wireless technology operates through radio waves with rapidly fluctuating frequencies at speeds of up to one Mbps over distances of up to 100 meters. According to Cahners In-Stat Group, the number of Bluetooth-enabled products is expected to grow from under 100,000 in 1999 to 1.4 billion unit shipments in 2005.

  Ethernet. Ethernet enables high speed connection among computers and peripheral devices in local area networks. Ethernet was introduced in 1980 by Digital Equipment Corporation, Intel, and Xerox and, in 1983, the IEEE released the first IEEE standard for Ethernet technology. Ethernet technology operates over coaxial cable, twisted pair wiring or fiber optic cable at speeds of up to ten Mbps over distances of up to 2000 meters. The IEEE has released newer versions of the Ethernet technology, Fast Ethernet in 1995, which operates at speeds up to 100 Mbps, Wireless Ethernet in 1997 which operates at speeds up to 10 Mbps, and Gigabit Ethernet in 1998, which operates at speeds up to 1Gbps. According to International Data Corporation, an independent market research firm, the number of Ethernet supported network connections, including Fast Ethernet and Gigabit Ethernet, is expected to grow from approximately 77 million in 1999 to approximately 172 million in 2004.

  InfiniBand Architecture. The InfiniBand standard enables high speed connectivity both inside computers and among computers and storage devices in storage area networks. InfiniBand was introduced in 1999 and is expected to replace both the Peripheral Connect Interface, or PCI standard, for internal computer communications and the emerging FibreChannel standard for communications in storage area networks. The promoter group consists of Compaq, Dell, Hewlett-Packard, IBM, Intel, Microsoft and Sun Microsystems and, as of September 15, 2000, the InfiniBand Trade Association had over 170 members. The specifications for this standard are expected to be released in 2000. InfiniBand operates over both copper wire and fiber optic cable at speeds of up to 6 Gbps over distances of up to ten meters for copper wire and ten kilometers for fiber optic cable. According to International Data Corporation, the percentage of InfiniBand-enabled servers produced in a given year is expected to grow from less than one percent in 2001 to over 80% in 2004.

  Other Standards. There are many other existing and emerging communications standards at different stages in their respective lifecycles such as Digital Subscriber Line, or DSL, FibreChannel,

ATA, Home RF and Global System for Mobile communication, or GSM. We currently offer products for the USB, 1394, Bluetooth wireless technology and Ethernet standards.

 Emerging Communications Standards Create Market Needs

  The emergence of new communications standards creates two primary market needs. Manufacturers need advanced verification systems at each phase of the standard's lifecycle and at each stage of the product lifecycle to accurately monitor communications traffic, assure standards compliance and diagnose operational problems. These verification systems must generate, capture, filter and analyze high speed communications traffic to identify both persistent and intermittent errors and to ensure product quality and interoperability. Manufacturers and service providers also need connectivity products to bridge old and new communications standards. These connectivity products must translate data between standards and transmit these data at full speed without creating bottlenecks. Both verification systems and connectivity products must be easy to use, reliable and flexible. As communications standards become more complex, satisfying these needs requires increasingly advanced expertise.

The CATC Solution

  We are a leading provider of advanced verification systems and connectivity products for various existing and emerging digital communications standards. We believe that we have the following competitive advantages:

  . Expertise in Communications Standards. We have expertise in the USB, USB
    2.0, 1394, Bluetooth and Ethernet standards and are actively engaged with our customers throughout their development and production processes. Our customers capitalize on our expertise to reduce development and production times, improve product reliability and ensure interoperability of their products. Our verification systems allow our customers to quickly discover and remedy standards violations, persistent and intermittent errors and flaws and inconsistencies in their product design and production. By working closely with our customers' engineers during their product development, production, deployment and operation, we are able to enhance our systems to meet our customers' specific needs.

  . Ease of Use. We design our products for ease of use by our customers. Our verification systems include a proprietary graphical user interface, the CATC Trace, that provides an orderly and intuitive representation and analysis of communications traffic, thereby reducing our customers' training and operation time. The CATC Trace also facilitates the sharing of traffic analyses among our customers' engineers. We believe that the CATC Trace is widely used in our markets for viewing digital communications information. In addition, our connectivity products enable quick and easy connectivity between USB and Ethernet networks.

  . Accuracy and Reliability. We design our verification systems to provide our customers with the accuracy and reliability necessary to ensure that their products conform to emerging communications standards. Our product design enables our customers to view and analyze communications traffic accurately without affecting the data flow. This design architecture has been applied and refined over time and, as a result, our products are highly reliable.

  . Vertically Integrated Technology. Our connectivity products incorporate a range of technologies from the basic elements up to the system level, including an ASIC and our proprietary embedded software and software drivers, which we integrate so that they work together. By controlling all design elements of our connectivity products, we are able to assure full standards compliance and create products with better functionality, stability and reliability.

Strategy

  Our objective is to be the leading provider of advanced verification systems and connectivity products for designers, manufacturers and users of computer, telecommunications and consumer electronics technologies for existing and emerging communications standards. Our strategy includes the following key elements:

  . Pursue Emerging Standards. We intend to expand our product offerings to address emerging communications standards. We have traditionally identified attractive opportunities and established a first-mover advantage. For example, we identified the USB, USB 2.0 and Bluetooth standards as significant opportunities and developed verification systems for these standards. We introduced the first commercial verification system for USB developers, our Detective analyzer, the first for Bluetooth developers, our Merlin analyzer, and the first for USB 2.0 developers, our Advisor analyzer. We intend to continue identifying attractive opportunities in emerging standards.

  . Heighten Brand Awareness. We intend to heighten awareness of the CATC brand by broadening our reputation as an expert in communications standards and extending our expert status to new standards. We have traditionally been early to market with verification systems for emerging communications standards. By rapidly establishing our expert status with new standards, we achieve brand awareness among the communications standards groups and other manufacturers and developers in our target markets. We plan to expand our role as a regular sponsor of, and presenter at, industry conventions, seminars and trade shows. We also intend to continue to increase our participation in communications standards groups and as invited experts at design workshops. We believe that these steps will increase our brand recognition and product acceptance.

  . Leverage Strategic Relationships. We intend to continue to leverage our strategic relationships to gain access to emerging communications standards and specifications before they become widely available or accepted, as well as to product roadmaps and additional market opportunities. For example, we will continue to leverage our relationship with Philips Semiconductors, one of our stockholders, to gain insight into emerging communications standards. In addition, we recently entered into an agreement with an affiliate of Agilent Technologies to jointly develop an analyzer for the InfiniBand standard. Concurrently with this offering, Agilent will purchase shares of our common stock. We will continue to work closely with the promoter companies involved in establishing new communications standards. We intend to enhance our strategic relationships with these companies in the computer, telecommunications and consumer electronics industries. We also plan to develop strategic relationships with promoter companies in other industries.

  . Expand Distribution Channels. We intend to increase our marketing and sales forces in both domestic and foreign markets. In addition, we plan to pursue relationships with additional distributors and value-added resellers. To date, we have concentrated our efforts primarily in the computer industry. In the future, we intend to expand our marketing and sales efforts in the telecommunications, consumer electronics and other industries. We believe that these strategies will increase the penetration of our products into new and existing markets worldwide.

  . Reduce Development Time. We intend to continue to leverage the modular architecture of our hardware and software technology to reduce our development time for new products and successive product generations. We also intend to continue investing heavily in research and development to establish and extend our technological leadership.

Products

  We offer advanced design and production verification systems for the USB, USB 2.0, 1394 and Bluetooth standards, as well as production and commercial connectivity products for the USB and Ethernet standards. We currently sell all of the products listed below.

 Development Products

  Our development products are advanced verification systems that assist hardware and software manufacturers in the efficient design of reliable and interoperable systems and devices. All of these systems utilize our proprietary graphical user interface, the CATC Trace, which displays communications traffic in searchable, color-coded packets. We believe that the CATC Trace is widely-used in our markets for viewing digital communications information. Our development products consist of the following:

         Name                       Type                    Introduction Date

   Merlin                Wireless protocol analyzer       First quarter of 2000
--------------------------------------------------------------------------------
   Advisor               Bus and protocol analyzer        First quarter of 2000
--------------------------------------------------------------------------------
   Chief                 Bus and protocol analyzer        First quarter of 1999
--------------------------------------------------------------------------------
   FireInspector         Bus and protocol analyzer        Second quarter of 1998
--------------------------------------------------------------------------------
   Inspector             Bus and protocol analyzer        First quarter of 1997
--------------------------------------------------------------------------------
   Traffic Generator     Host emulator                    Second quarter of 1996
--------------------------------------------------------------------------------
   Detective             Bus and protocol analyzer        First quarter of 1996
--------------------------------------------------------------------------------

  Merlin. Merlin, our first generation Bluetooth wireless protocol analyzer, was introduced in the first quarter of 2000. It was the first analyzer for the Bluetooth standard delivered to the market and our first analyzer for wireless communications. Merlin is a non-intrusive design verification system that provides Bluetooth network traffic capture, display and analysis.

  Advisor. Advisor, our fourth generation USB bus and protocol analyzer, was introduced in the first quarter of 2000. It was the first USB 2.0 analyzer delivered to the market and builds on our growing experience and knowledge of the development community's needs. Advisor captures, displays and analyzes signals transmitted at all three USB speeds, one and one-half, twelve and 480 Mbps.

  Chief. Chief, our third generation USB bus and protocol analyzer, was introduced in the first quarter of 1999. It incorporates advanced features, including dual channel recording, advanced triggering with event counting and sequencing capability, and automatic class and vendor specific decoding. Chief also incorporates software that operates as a stand-alone viewer and is backward compatible with the capture files from our earlier analyzers, the Detective and Inspector. The Chief Plus version permits simultaneous USB bus traffic generation.

  FireInspector. FireInspector, our first generation 1394 bus and protocol analyzer, was introduced in the second quarter of 1998. FireInspector was the first of our bus and protocol analyzers to incorporate our proprietary BusEngine technology. All of our subsequently developed analyzers are based on this modular design. The FireInspector Plus version permits simultaneous 1394 bus traffic generation.

   Inspector. Inspector, our second generation USB bus and protocol analyzer, was introduced in the first quarter of 1997. It operates with any Windows-based desktop or portable design computer and provides real time event decoding. The hardware is housed in a separate enclosure that is connected to the design computer through the parallel port.

  Traffic Generator. Traffic Generator, our first generation USB host emulator, was introduced in the second quarter of 1996. It was the first emulator for USB delivered to the market. Traffic Generator functions as a flexible host that enables both device and hub developers to stress test their designs and observe product behavior under intentionally faulty bus conditions. Traffic Generator is complementary to both our Detective and Inspector products and is either sold separately or bundled with them.

   Detective. Detective, our first generation USB bus and protocol analyzer, was introduced in the first quarter of 1996. It was the first analyzer for USB delivered to the market. Detective is used by both hardware and software developers to identify design and implementation problems by analyzing messages transmitted over the bus. Detective consists of a circuit board that is inserted into the design computer and application software that is loaded onto this computer.

 Production Products

  Our production verification systems are also designed to assist hardware and software manufacturers in volume production of reliable devices and systems and software downloads onto new computers. Our production products consist of the following:

    Name                       Type                             Introduction Date

   UPT               Universal port tester                    First quarter of 2000
-----------------------------------------------------------------------------------
   EL2               USB/Ethernet link                        Third quarter of 1999
-----------------------------------------------------------------------------------
   USB4DOS           Protocol stack for DOS                   First quarter of 1999
-----------------------------------------------------------------------------------
   UHT               Hub tester                               First quarter of 1997
-----------------------------------------------------------------------------------
   HPT               Host production tester                   Third quarter of 1996

--------------------------------------------------------------------------------

  UPT. The universal port tester, or UPT, our second generation USB port verification system, was introduced in the first quarter of 2000. UPT is used as a universal verification system on the production line by integrated circuit, circuit board, computer system and hub manufacturers to verify compliance with USB specifications. UPT is capable of verifying up to eight USB host or hub ports in less than 30 seconds.

  EL2. EL2, an industrial device that links USB and Ethernet channels, was introduced in the third quarter of 1999. It is used on the production line by computer manufacturers and assembly houses for loading test and data files on newly manufactured systems. We believe that EL2 is the only device available that connects a computer operating under the DOS operating system to an Ethernet network through a USB port. EL2 conforms to both USB and Ethernet specifications and operates at an effective data transfer rate of more than five Mbps.

  USB4DOS. USB4DOS, a software product for the DOS operating system, was introduced in the first quarter of 1999. It provides USB support under DOS for production line verification and embedded applications. USB4DOS is either sold separately or bundled with our EL2 product.

  UHT. The universal hub tester, or UHT, our first generation USB hub verification system, was introduced in the first quarter of 1997. It is used on the production line by hub manufacturers to verify compliance with USB specifications and as an engineering tool for debugging and analysis. UHT is also used by the USB Implementers Forum for hub compliance verification and certification. UHT is capable of verifying hubs with up to four ports in less than ten seconds.

  HPT. The host production tester, or HPT, our first generation USB port verification system, was introduced in the third quarter of 1996. HPT is used on the production line by integrated circuit, circuit board and computer system manufacturers to verify compliance with USB specifications. It is capable of verifying compliance in computers with one or two USB ports in less than ten seconds.

 Connectivity Products

  Our connectivity products are designed to assist broadband Internet service providers in delivering convenient and dependable service and device manufacturers in producing reliable products. Our connectivity products consist of the following:

       Name                      Type                        Introduction Date

   NetMate Plus      USB/Ethernet link and hub            Fourth quarter of 1999
--------------------------------------------------------------------------------
   USB-EL1210A       USB/Ethernet controller ASIC         Third quarter of 1999
--------------------------------------------------------------------------------
   NetMate           USB/Ethernet link                    Fourth quarter of 1998
--------------------------------------------------------------------------------

  NetMate Plus. NetMate Plus, an integrated USB hub and connectivity device that links USB and Ethernet channels, was introduced in the fourth quarter of 1999. It provides the ability to connect up to four low or full speed USB devices, in conjunction with an Ethernet network, to any USB enabled desktop or portable computer. NetMate Plus, which conforms to both the USB and Ethernet standards, has a transfer rate of more than six Mbps.

  USB-EL1210A. USB-EL1210A, a USB/Ethernet Controller ASIC, was introduced in the third quarter of 1999. This ASIC combines the functionality of a USB controller and an Ethernet controller. We use EL1210A in both our EL2 and NetMate products and also sell it for use by other commercial connectivity device manufacturers.

  NetMate. NetMate, a commercial device that links USB and Ethernet channels, was introduced in the fourth quarter of 1998. It is used primarily for cable and DSL broadband Internet access by suppliers of these services. NetMate provides plug and play connectivity and eliminates the need to insert cards or shut down the system upon connection. NetMate consists of a small hardware device and the associated Windows software that add a standard Ethernet interface to a USB-equipped computer. NetMate has been tested successfully by the Microsoft Windows Hardware Quality Labs to ensure that NetMate meets Microsoft standards for compatibility with the Windows operating systems.

Customers

  Our customers include semiconductor, device, system and software companies and our distributors and value-added resellers. We have recognized at least $25,000 in revenue during the 12-month period ended June 30, 2000 from each of the following customers:

   3Com                  Intel                     SCI Systems
   Apple                 Jabil Circuit             Seagate
   AT&T                  Logitech                  Sepoong
   Belkin Components     Lucent                    Shaw Communications
   CAE                   MediaOne                  Sierra Technologies
   Cisco                 Medtronic                 Solectron
   Comcast Cable         Merritt Manufacturing     Sony
   Compaq                Microsoft                 Standard Microsystems
   Dell                  MicroWare Technology      Sun Microsystems
   Dynacolor             Motorola                  Terayon
   Enable Engineering    NEC                       Texas Instruments
   Flash Technology      Nohau Elektronik          Thomson Consumer Electronics
   Fujitsu PC            Panasonic                 Toshiba
   Gateway               Philips                   Toyo
   Hewlett-Packard       Proxim                    Xircom

  Collectively, our top five customers accounted for approximately 42.3% of our revenue in the year ended December 31, 1999, which includes Toyo, our distributor in Japan, which accounted for approximately 18.8% of our revenue in the year ended December 31, 1999 and 12.9% in the six month period ended June 30, 2000. In addition, we recognized approximately 42.4% and 33.4% of our revenue from sales to our international customers in the same periods.

Marketing, Sales and Distribution

  Our marketing efforts focus on developing corporate and product strategies and increasing our brand and product awareness. Our marketing group leads the creation of our strategic corporate direction and develops our product roadmap, including market studies, business potential analysis, competitive positioning, functional requirements and product lifecycle planning. Our brand and product awareness initiatives center on our strategic relationships with the core or promoter companies and also include active participation in communications standards groups, trade shows, compliance workshops and industry conferences. Our marketing group also provides technical and strategic sales support to our direct sales personnel, resellers and international distributors, including in-depth product training, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions. We intend to continue to focus our marketing efforts on these strategies in the future.

  Our sales efforts are dedicated to establishing and maintaining long-term customer relationships. This support emphasizes customer satisfaction and includes the expertise and resources necessary for customers to use our products successfully. We provide product documentation, technical information and software bug fixes through our web site. We intend to continue to provide our customers with comprehensive sales and technical support and believe that this is critical to remaining competitive.

  Our distribution channels include a direct sales force and a network of distributors and value-added resellers. We sell our products in North America through our direct sales force and resellers.

Our direct sales force maintains close contact with our customers and provides support to both direct customers and resellers. We sell our products in Asia and Europe through distributors. Our direct sales force also maintains close contact with these distributors, which provide both sales and support in the countries they cover. To date, we have established relationships with distributors and resellers in over 25 countries in Asia and Europe. We are increasingly able to leverage customer satisfaction and our service-oriented approach to gain valuable introductions that have led to additional sales to existing customers and initial sales to new customers. We expect to continue benefiting from this trend in the future. In addition, we intend to expand our distribution efforts by pursuing relationships with additional distributors and resellers in our current markets and with new distributors and resellers in our future markets.

Research and Development

  We believe that our future success depends, to a large extent, upon our ability to develop new products for established and emerging communications standards and to add improved features to our existing products. Our research and development efforts are focused on the development of technology and products that will enhance our position in our future markets.

  We intend to significantly expand our research and development team in the near future. For example, we have recently opened research and development centers in San Diego, California and Netanya, Israel. As of September 30, 2000, we employed 30 people in our research and development organization. Our research and development team is comprised of hardware and software design engineers with expertise in the design and application of computer and communications systems and devices, semiconductor devices, embedded software, software drivers and software applications. Our research and development expenses were approximately $3.5 million in the year ended December 31, 1999, $2.6 million in the year ended December 31, 1998, $1.2 million in the year ended December 31, 1997 and $1.9 million in the six month period ended June 30, 2000.

  As part of our research and development activities, we are engaged in formal and informal relationships with our customers worldwide as well as special interest groups for emerging communications standards. For example, in the first half of 2000, we participated in three USB and one Bluetooth compliance workshops, one USB 2.0, two Bluetooth and one 1394 developers conferences, an Intel Developer Forum, the Microsoft Windows Hardware Engineering Conference and the Applied Computing Conference.

Technology

  We believe that we have a competitive advantage as a result of our knowledge and expertise covering multiple communications standards, computer and software architecture and advanced ASIC and programmable logic design. This expertise is enhanced by our advanced design tools and collaboration among our various design teams. The following is a summary of our technology position:

  Vertically Integrated Technology. We have a broad, vertically integrated technology base that includes the knowledge and expertise to:

  . design advanced ASICs;

  . use programmable logic in the form of microcontrollers and programmable logic devices, or PLDs, in real-time, embedded applications;

  . design electronic circuit boards and systems; and

  . design and develop embedded software, software drivers and software applications.

This technology base, coupled with the specific experience gained by designing previous generations of our products, enables us to provide reliable, easy to use and cost-effective products.

  Expertise in Multiple Standards. We have expertise in several communications standards including USB, USB 2.0, 1394, Bluetooth wireless technology and Ethernet and intend to extend our technology base to support additional emerging standards. We believe that our broad technology base allows us to quickly apply the expertise and technology incorporated in our existing product lines to new standards and products.

  Computer Architecture and Software. We have expertise in computer architecture and software, including all forms of internal and external device connectivity. Our products have a large software content at various levels, from embedded software to software drivers to software applications, and for different devices, computers and operating systems, such as DOS, Windows, Linux and Unix. Our computer architecture and software expertise allow us to bring easy to use, reliable and flexible products to market rapidly.

  Semiconductor and Programmable Logic Design. Our ability to integrate a complex design into an ASIC results in a product that we believe offers higher performance at lower power levels and lower cost than those products otherwise commercially available. The combination of programmable logic design techniques and non-volatile, or flash, memory adds flexibility and reliability to our products and allows us to add new features and capabilities to our products.

  Core Technology for Verification Systems. Our most recent verification systems are based on a common core of software and hardware technology. This technology simplifies and accelerates our development of verification systems for emerging communications standards, thereby reducing our time to market and allowing us to remain an early market mover.

Manufacturing

  We use outside contract manufacturing services for printed circuit board fabrication, assembly and testing. We outsource the manufacture of our lower volume, higher margin products to several facilities located in the Silicon Valley area. We conduct final assembly, testing and quality assurance at our facility in Santa Clara, California. We outsource the turnkey manufacturing and assembly of our higher volume, lower margin products to several facilities located in Asia. This approach enables us to focus on our design strengths, reduce fixed costs and capital expenditures, and provide flexibility in meeting market demand. We do not have long-term contracts with any of our contract manufacturers. We design and develop a number of the key components of our products, including our ASIC, printed circuit boards and mechanical packaging. We also use inspection, testing and statistical process controls to assure product quality and reliability.

  Although we use standard parts and components for our products where possible, we currently purchase a few key components used in the manufacture of our products from single or limited sources. Our principal single source component suppliers include Altera, LSI Logic and Intel. Currently, purchase commitments with our single or limited source suppliers are on a purchase order basis. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would substantially harm our business. In addition, qualifying additional suppliers could be time-consuming and expensive and might increase the likelihood of errors.

Competition

  Our markets are highly competitive, and we expect competition to intensify in the future. We believe that the principal factors of competition are:

  . ease of product use;

  . speed and accuracy of products;

  . flexibility and programmability of products;

  . upgradability of products;

  . local support and service for products;

  . time to market with new products; and

  . breadth of product offerings.

  We believe that we compete favorably with respect to each of these factors and have gained significant market share in some of our target markets as a result. We believe our success has been driven by our vertically integrated technology, ability to generate customer loyalty and ability to anticipate market trends.

  The markets for advanced verification and connectivity products for emerging communications standards are highly competitive. We compete with multiple companies in various markets including 3A International in the markets for products that address the 1394 standard. In addition to these competitors, we may also face competition from other companies with new technologies or products based on emerging communications standards or large companies that may enter our target markets. Any of these or other potential competitors, as well as our existing competitors, may develop or acquire technologies that address our target markets more effectively and at a lower cost. In addition, these competitors may enter into strategic alliances or business combinations that increase their ability to innovate and address our markets.

Intellectual Property

  We rely on a combination of copyright, trademark and trade secret laws to protect our intellectual property. In addition, we recently filed applications for three patents. However, we believe that factors such as the creativity and technological skills of our personnel, new product developments, frequent product enhancements, reliable customer service and product maintenance are more essential to establishing and maintaining a technology leadership position. Many of our products contain elements that we consider proprietary, including the CATC Trace in our development products and the embedded software and software drivers on our connectivity products. We cannot provide any assurance that other companies will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our intellectual property rights, existing laws and our contractual arrangements provide only limited protection. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Expensive litigation may be necessary in the future to enforce our intellectual property rights. Our failure to enforce and protect our intellectual property rights or any adverse change in the laws protecting intellectual property rights could harm our business.

  We expect that we will be subject to infringement claims as the number of products and competitors in our markets grows and the functionality of products further overlaps. From time to time, we may receive letters from third parties, including some of our competitors, alleging that our products infringe these parties' patent or other intellectual property rights. To date, we have not received any letters of this nature. If any claims cannot be resolved through a license or similar arrangement, we could become a party to litigation. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop noninfringing technology, or to obtain licenses to the infringing technology. In addition, lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention from our business.

Facilities

  Our principal executive and administrative offices are located in a leased facility consisting of approximately 14,000 square feet of office space in Santa Clara, California. This lease expires in January 2002, and we have an option to renew the lease for an additional five-year period. In September 2000, we opened new facilities in Netanya, Israel, with approximately 3,500 square feet and in San Diego, California, with approximately 3,000 square feet. We believe that our existing facilities are adequate to meet our current and projected needs, or that suitable additional or substitute space will be available as needed.

Employees

  As of September 30, 2000, we had 60 employees. Of these individuals, nine were in sales and marketing, 30 were in research and development, twelve were in operations and nine were in finance and administration. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are satisfactory.

Legal Proceedings

  We are not a party to any material legal proceedings. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth, as of September 30, 2000, information regarding our executive officers and directors:

 Name                               Age                 Position
 ----                               ---                 --------
 Dan Wilnai.......................  58  President, Chief Executive Officer and
                                         Chairman of the Board of Directors

 Peretz Tzarnotzky................  52  Vice President, Chief Technology
                                         Officer and Director

 Dennis Evans.....................  48  Vice President, Chief Financial Officer
                                         and Secretary

 Albert Lee.......................  57  Vice President, Operations

 Joseph Mendolia..................  47  Vice President, Sales and Marketing

 Srikumar Chandran................  50  Vice President, Engineering

 Philip Pollok....................  46  Director

 Jean-Louis Gassee................  56  Director

 Roger W. Johnson.................  66  Director

  Dan Wilnai, one of our co-founders, has served as our President, Chief Executive Officer and Chairman of the Board of Directors since our incorporation in February 1992 as well as our Secretary from our incorporation in February 1992 until August 2000. Prior to founding our company, from February 1985 to February 1992, Mr. Wilnai served as President of Summit Microsystems, a company that focused on the FDDI fiber optic local area network standard. From September 1974 to February 1985, Mr. Wilnai served as a program manager for Fairchild Camera & Instrument Corporation, a developer of high performance microprocessors and board-level products for military and commercial real-time applications. Mr. Wilnai holds a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology.

  Peretz Tzarnotzky, one of our co-founders, has served as a member of our Board of Directors since our incorporation in February 1992 and our Vice President, Chief Technology Officer since July 2000. Mr. Tzarnotzky also served as our Vice President, Engineering from our incorporation in February 1992 to June 2000. Prior to founding our company, from November 1989 to July 1991,
Mr. Tzarnotzky served as a systems engineering group manager at Cadence Design Systems, a developer of design automation products. Mr. Tzarnotzky holds a B.S.C. in Electrical Engineering from Ben-Gurion University of the Negev in Israel.

  Dennis Evans has served as our Vice President, Chief Financial Officer since May 2000 and our Secretary since August 2000. Prior to joining our company, from March 1997 to May 2000, Mr. Evans served as Vice President, Chief Financial Officer and Secretary of Whisper Communications, Inc., a designer and manufacturer of wireless telemetry systems. From February 1996 to March 1997, Mr. Evans served as the corporate controller of Sherpa Corporation, a developer and distributor of product data management software systems. From September 1993 to December 1995, Mr. Evans was assistant division manager at Space Applications Corporation. Mr. Evans holds a B.S. in Business Administration from California State University, Long Beach.

  Albert Lee has served as our Vice President, Operations since December 1997. Prior to joining our company, from July 1995 to June 1997, Mr. Lee served as Vice President of Operations with Hine Design, Inc., a designer and manufacturer of robotics systems for the semiconductor equipment industry. From February 1991 to July 1995, Mr. Lee served as the Vice President of Operations at

Advanced Molecular Systems, a designer and manufacturer of automated capillary electrophoresis systems. Mr. Lee holds a B.S. in Business Administration from the University of San Francisco.

  Joseph Mendolia has served as our as Vice President, Sales and Marketing since April 1999. Prior to joining our company, from May 1994 to April 1999, Mr. Mendolia served as Vice President of Sales and Marketing with SciNet, Inc., a designer, manufacturer and distributor of storage networking systems. From March 1992 to May 1994, Mr. Mendolia served as the North American sales manager for Adaptec, Inc., a designer and manufacturer of hardware and software products that enable data to be transferred from a computer to a peripheral or network device. Mr. Mendolia holds a B.S. in Computer Science and Mathematics from Pepperdine University.

  Srikumar Chandran has served as our Vice President, Engineering since June 2000. From February 1998 to June 2000, Mr. Chandran served as our Director of Engineering. Prior to joining our company, from July 1997 to February 1998, Mr. Chandran served as Director of Storage Systems Architecture with Storage Dimensions, a designer, manufacturer and distributor of high performance, high capacity data storage and back-up systems. From 1981 to July 1997, Mr. Chandran served in several capacities at Tandem Computers, a designer, manufacturer and distributor of enterprise servers, including, most recently, as section head of ServerNet Adapters and related firmware. Mr. Chandran holds a B.E. in Electrical Engineering from the University of Madras in India, an M.Tech in Control Systems from the Indian Institute of Technology in India and a M.S. in Computer Engineering from Oregon State University.

  Philip Pollok has served as one of our directors since February 1999. Since January 1999, Mr. Pollok has served as the Senior Vice President and General Manager of Business Line Networking of Philips Semiconductors, a division of Philips Electronics North American Corporation. From February 1998 to October 1998, Mr. Pollok served as the Business Unit Director of Wireless Communications at Mitel Semiconductor, a manufacturer of cellular, GPS, set top box, paging and wireless LAN products. From May 1994 to February 1998, Mr. Pollok served as the Communications Business Unit Director at GEC Plessey Semiconductors, a manufacturer of cellular, paging, wireless LAN and telecommunications products. Mr. Pollok holds a B.S. in Electronic Engineering from the University of Aston in Birmingham in the United Kingdom.

  Jean-Louis Gassee has served as one of our directors since September 2000. Since October 1990, Mr. Gassee has served as Chief Executive Officer and a director of Be Incorporated, a manufacturer of personal computer operating systems and Internet appliances. From February 1981 to October 1990, Mr. Gassee served in various capacities at Apple Computer, Inc., a manufacturer of personal computers, related products and communication solutions, most recently as the President of the Apple Products Division. Mr. Gassee serves on the boards of directors of 3Com Corporation, EFI Electronics Corporation and Logitech, International SA. Mr. Gassee holds a B.S. in Mathematics and Physics from Orsay University in France.

  Roger W. Johnson has served as one of our directors since September 2000. Since March 1996, Mr. Johnson has served as the President of R.W. Johnson and Associates, a private consulting firm. From June 1993 to March 1996,
Mr. Johnson served as the Administrator of the United States General Services Administration. Mr. Johnson serves on the boards of directors of Collector's Universe, Inc., Maxtor Corporation and Sypris Solutions, Inc. Mr. Johnson holds a B.B.A. in Business Administration from Clarkson University and a M.B.A. in Industrial Management from the University of Massachusetts.

Board of Directors

  We currently have five members on our board of directors. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, our certificate of incorporation and bylaws will provide for a classified board of directors. In accordance with the terms of our certificate of incorporation, our board of directors will be divided into three classes whose terms will expire at different times. The three classes will be comprised of the following directors:

  . Class I consists of Philip Pollok, who will serve until the annual meeting of stockholders to be held in 2001;

  . Class II consists of Jean-Louis Gassee and Roger Johnson, who will serve until the annual meeting of stockholders to be held in 2002; and

  . Class III consists of Peretz Tzarnotzky and Dan Wilnai, who will serve until the annual meeting of stockholders to be held in 2003.

  At each annual meeting of stockholders, beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Committees of the Board of Directors

  The board of directors has a compensation committee and an audit committee.

  The compensation committee of our board of directors reviews and makes recommendations to the board of directors regarding all forms of compensation and benefits provided to our officers. In addition, the compensation committee establishes and reviews general policies relating to the compensation and benefits of all our employees. The current members of the compensation committee are Philip Pollok, Jean-Louis Gassee and Roger Johnson.

  The audit committee of our board of directors reviews and monitors our internal accounting procedures, corporate financial reporting, external and internal audits, fees, results and scope of the annual audit and other services provided by our independent accountants and our compliance with legal matters that have a significant impact on our financial reports. The current members of the audit committee are Philip Pollok, Jean-Louis Gassee and Roger Johnson.

Compensation Committee Interlocks and Insider Participation

  The board of directors established its compensation committee in August 2000. Prior to establishing the compensation committee, the board of directors, as a whole, performed the functions delegated to the compensation committee. None of our compensation committee members has been an officer or employee of our company at any time since our formation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee. See "Related Party Transactions" for a description of transactions between our company and entities affiliates with members of our compensation committee.

Director Compensation

  Other than expenses in connection with attendance at meetings, we currently do not compensate any non-employee member of our board of directors. Directors who are also employees currently do not receive additional compensation for serving as directors.

Executive Compensation

  The following table sets forth information concerning compensation paid by us during the year ended December 31, 1999 to our Chief Executive Officer and each of our four other executive officers who received salary compensation of more than $100,000 in that year, referred to collectively in this prospectus as the "named executive officers." Mr. Evans joined our company in May 2000 at an annual base salary of $175,000.

                           Summary Compensation Table

                                                    Long-term
                                                   Compensation
                                                   ------------
                                       Annual
                                    Compensation      Awards
                                  ---------------- ------------
                                                    Securities
                                                    Underlying     All Other
Name and Principal Position        Salary   Bonus  Options (#)  Compensation(1)
---------------------------       -------- ------- ------------ ---------------
Dan Wilnai....................... $194,441 $60,000        --        $10,612
 President and Chief Executive
  Officer
Albert Lee.......................  144,250  15,000    25,000          5,579
 Vice President, Operations
Peretz Tzarnotzky................  181,121  54,000        --         10,612
 Vice President, Chief Technology
  Officer
Srikumar Chandran................  142,066  14,000    25,000         10,411
 Vice President, Engineering
Joseph Mendolia..................  116,885  15,000   187,500          3,910
 Vice President, Sales and
  Marketing

--------
(1) Consists solely of contributions made to each executive officer's account under our 401(k) profit sharing plan.

Option Grants in Last Year

  The following table sets forth information regarding stock options granted to the named executive officers during the year ended December 31, 1999. All of these options were granted pursuant to our 1994 stock option plan and have a term of ten years from the date of grant.

                                       Individual Grants                Potential Realizable
                         ----------------------------------------------   Value at Assumed
                          Number of                                     Annual Rates of Stock
                         Securities  Percentage of                       Price Appreciation
                         Underlying  Total Options                         for Option Term
                           Options    Granted in   Exercise  Expiration ---------------------
Name                     Granted (#)  Fiscal 1999  Price ($)    Date        5%        10%
----                     ----------- ------------- --------- ---------- ---------- ----------
Dan Wilnai..............        --          --         --          --   $       -- $       --
Albert Lee..............    25,000        4.79%      0.60      7/1/09      504,957    804,060
Peretz Tzarnotzky.......        --          --         --          --           --         --
Srikumar Chandran.......    25,000        4.79%      0.60     5/13/09      504,957    804,060
Joseph Mendolia.........   187,500       35.97%      0.60     4/14/09    3,787,180  6,030,451

  In the year ended December 31, 1999, we granted options to purchase a total of 649,000 shares of common stock to our employees, executive officers and directors. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, and the options vest over four years from the date of grant. In determining the fair market value of our common stock, our board of directors considers various factors, including valuations of comparable companies and the lack of liquidity of our securities. Once we become a publicly-held company, the fair market value of our stock will equal its market trading price.

  In accordance with the rules of the SEC, the above table sets forth the potential realizable value over the ten-year period from the grant date to the expiration date, assuming rates of stock appreciation of 5% and 10%, compounded annually and calculated based on an assumed initial public offering price of $13.00 per share. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of our common stock.

  We have granted options to purchase shares of our common stock to our directors and executive officers under our 1994 stock option and 2000 stock option/stock issuance plans as described in "Related Party Transactions--Grants of Options."

Aggregate Option Exercises in 1999 and Year-End Option Values

  The following table sets forth information for our named executive officers relating to the number and value of shares of common stock underlying exercisable and unexercisable options held at December 31, 1999. No options or stock appreciation rights were exercised during 1999 and no stock appreciation rights were outstanding as of December 31, 1999.

  The value of unexercised in-the-money options at December 31, 1999 is based on an assumed initial public offering price of $13.00 per share, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options were granted under our 1994 stock option plan.

                                     Number of
                               Securities Underlying     Value of Unexercised
                              Unexercised Options as    In-the-Money Options as
                              of December 31, 1999 (#) of December 31, 1999 ($)
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
Dan Wilnai..................       --            --     $     --    $       --
Albert Lee..................   70,313       142,187      887,519     1,789,181
Peretz Tzarnotzky...........       --            --           --            --
Srikumar Chandran...........   46,875       103,125      592,875       919,925
Joseph Mendolia.............       --       187,500           --     2,325,000

2000 Stock Incentive Plan

  Introduction. Our 2000 stock incentive plan is intended to serve as the successor equity incentive program to our 1994 stock option plan and our 2000 stock option/stock issuance plan, also referred to as the predecessor plans. The 2000 stock incentive plan was adopted by our board of directors and our stockholders on August 4, 2000. The 2000 stock incentive plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under the predecessor plans will be transferred to the 2000 stock incentive plan, and no further option grants will be made under the predecessor plans. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 2000 stock incentive plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 stock incentive plan.

  Share Reserve. We have reserved 4,812,500 shares of our common stock for issuance under the 2000 stock incentive plan. This share reserve consists of the number of shares we estimate will be carried over from the predecessor plans, including the shares subject to outstanding options thereunder, plus an additional increase of approximately 556,250 shares. The share reserve under our 2000 stock incentive plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to four percent of the total number of shares of our common stock outstanding on the last trading day of December in the preceding calendar year, but in no event will this annual increase exceed 2 million shares.

  Equity Incentive Programs. Our 2000 stock incentive plan is divided into five separate components.

  . The discretionary option grant program, under which eligible individuals may be granted options to purchase shares of common stock at an exercise price not less than the fair market value of those shares on the grant date.

  . The stock issuance program, under which eligible individuals may be issued shares of our common stock directly, through the purchase of these shares at a price not less than their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service.

  . The salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants.

  . The automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.

  . The director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

  Eligibility. The individuals eligible to participate in our 2000 stock incentive plan include our officers and other employees, our non-employee board members and any consultants that we hire. No participant in our 2000 stock incentive plan may be granted stock options, separately exercisable stock appreciation rights, and direct stock issuances for more than 500,000 shares of common stock per calendar year.

  Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the option grants or stock issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program if that program is activated for one or more calendar years.

  Plan Features. Our 2000 stock incentive plan includes the features described below.

  . The exercise price for any option granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing these individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with that exercise or purchase.

  . The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including options transferred from our predecessor plans, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the vested shares subject to the surrendered option, less the aggregate exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the outstanding options under our predecessor plans has any stock appreciation rights.

  Change in Control. The 2000 stock incentive plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances described below.

  . If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program that is not assumed by the successor corporation will become immediately exercisable for all the option shares, and all unvested shares under the discretionary option grant program and stock issuance program will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee has complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

  . The compensation committee also has the authority to grant options that will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board of directors through one or more contested elections for board membership. This accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . The options currently outstanding under our 2000 stock option/stock issuance plan will immediately vest if we are acquired by a merger or sale of substantially all of our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to that entity. However, a number of those options may also contain a special acceleration provision pursuant to which the shares subject to those options will immediately vest upon an involuntary termination of the optionee's employment within 18 months following an acquisition in which the repurchase rights with respect to those shares are assigned to the acquiring entity.

  . The options currently outstanding under our 1994 stock option plan will be assumed or an equivalent option substituted by an acquiring entity in a merger.

  Salary Investment Option Grant Program. If the compensation committee decides to activate this program for one or more calendar years, each of our executive officers and other selected highly compensated employees may elect, prior to the start of the calendar year, to reduce his or her base salary for the calendar year by a specified amount not less than $10,000 nor more than $50,000. Each selected individual who makes a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

  Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will automatically receive an option grant for 20,000 shares of common stock on the date that individual joins the board, provided the individual has not been in our prior employ. In addition, on the date of each annual stockholders' meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 5,000 shares of common stock, provided the individual has served on the board for at least six months.

  Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option that are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 20,000 share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual 5,000 share automatic option grant will vest in two installments upon the optionee's completion of each year of service on our board of directors over the two-year period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or upon the optionee's death or disability while a board member.

  Director Fee Option Grant Program. If this program is activated in the future, each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the retainer fee election is in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member and upon certain changes in control.

  Additional Program Features. Our 2000 stock incentive plan also has the features described below.

  . Outstanding options under the salary investment option grant, automatic option grant and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

  . The board of directors may amend or modify the 2000 stock incentive plan at any time, subject to any required stockholder approval. The 2000 stock incentive plan will terminate no later than August 3, 2010.

2000 Employee Stock Purchase Plan

  Introduction. Our 2000 employee stock purchase plan was adopted by our board of directors and our stockholders on August 4, 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of any of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

  Share Reserve. We have reserved 312,500 shares of our common stock for issuance under the plan. The reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by an amount equal to one percent of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any annual reserve increase exceed 500,000 shares.

  Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in January 2003. The next offering period will start on the first business day in February 2003, and subsequent offering periods will be set by our compensation committee.

  Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five months per calendar year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

  Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. However, a participant may not purchase more than 5,000 shares on any purchase date, and not more than 100,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

  Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering period will automatically be transferred to the new offering period.

  Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

  Plan Provisions. The following provisions will also be in effect under the plan:

  . The plan will terminate no later than the last business day of July 2010.

  . The board may at any time amend, suspend or discontinue the plan.
    However, certain amendments may require stockholder approval.

401(k) Profit Sharing Plan

  In January 1996, we adopted a 401(k) profit sharing plan covering our full-time employees located in the United States. The plan is intended to qualify under Section 401(a) of the Internal Revenue Code, so that contributions to the plan by employees or by us on their behalf, and the investment earnings on these contributions, are not taxable to employees until withdrawn from the plan and so that we can deduct our contributions, if any, when made. Pursuant to the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,500 in 2000) and to have the amount of the reduction contributed to the plan. The plan permits, but does not require, us to provide additional matching contributions to the plan on behalf of all participants in the plan. We make contributions to the plan each pay period on behalf of all participants in an amount determined by the board of directors. In the year ended December 31, 1999, we contributed $162,493 on behalf of participants in the plan, of which $41,124 was contributed on behalf of our named executive officers.

Employment Contracts and Change of Control Arrangements

  We have entered into employment agreements with Albert Lee, Srikumar Chandran, Joseph Mendolia and Dennis Evans, each of whom are executive officers of our company.

  On December 5, 1997, Albert Lee, our Vice President, Operations, entered into an employment agreement with us. The agreement provides for a starting annual salary of $125,000. The agreement also provides for periodic achievement bonuses based on our company's financial performance and on Mr. Lee meeting certain objectives as defined by company management. In connection with his employment, Mr. Lee was granted options to purchase up to 150,000 shares of common stock pursuant to our 1994 stock option plan at a per share exercise price of $0.35. In the event Mr. Lee is involuntarily terminated without cause within twelve months of a change of control, he will be entitled to a lump sum severance payment equal to six months of his base salary.

  On January 8, 1998, Srikumar Chandran, our Vice President, Engineering, entered into an employment agreement with us. The agreement provides for a starting annual salary of $130,000. The agreement also provides for periodic achievement bonuses based on our company's financial performance and on Mr. Chandran meeting certain objectives as defined by our company's management. In connection with his employment, Mr. Chandran was granted options to purchase up to 125,000 shares of common stock pursuant to our 1994 stock option plan at a per share exercise price of $0.35.

  On March 3, 1999, Joseph Mendolia, our Vice President, Sales and Marketing, entered into an employment agreement with us. The agreement provides for a starting annual salary of $100,000. The agreement also provides for periodic achievement bonuses based on our company's financial performance and on Mr. Mendolia meeting certain objectives as defined by our company's management. In connection with his employment, Mr. Mendolia was granted options to purchase up to 187,500 shares of common stock pursuant to our 1994 stock option plan at a per share exercise price of $0.60. In the event Mr. Mendolia is involuntarily terminated without cause within twelve months of a change of control, he will be entitled to a lump sum severance payment equal to six months of his base salary.

  On May 1, 2000, Dennis Evans, our Vice President, Chief Financial Officer, entered into an employment agreement with us. The agreement provides for a starting annual salary of $175,000. The agreement also provides for periodic achievement bonuses based on our company's financial performance and on Mr. Evans meeting certain objectives as defined by our company's management. In connection with his employment, Mr. Evans was granted options to purchase up to 187,500 shares of common stock, in accordance with our 2000 stock option/stock issuance plan at a per share exercise price of $2.00. This option grant was subject to board approval, and was approved by the board of directors in August 2000. In the event Mr. Evans is involuntarily terminated without cause after the first twelve months of his employment or his employment is terminated within twelve months of a change of control, he will be entitled to a lump sum severance payment equal to six months of his base salary.

Limitation of Liability and Indemnification

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our bylaws provide that we must indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify our other officers, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. Prior to the consummation of the offering, we will obtain an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which we are required to indemnify them.

  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

Sales of Stock

  Since our inception in February 1992, we have issued and sold shares of our common stock in private placement transactions as follows:

  . 1,500,000 shares at a price of $0.00008 per share in February 1992 to Dan
    Wilnai, the Chairman of our board of directors and our President, Chief Executive Officer and Secretary.

  . 1,000,000 shares at a price of $0.00008 per share in February 1992 to Peretz Tzarnotzky, a member of our board of directors and our Vice President, Chief Technology Officer.

  . 1,071,426 shares at a price of $0.9333 per share in March 1994 to Philips
    Semiconductors. Philip Pollok, a member of our board of directors, is the Senior Vice President and General Manager of Business Line Networking at Philips.

  In October 1997, each outstanding share of our common stock was split into four shares of common stock.

Grants of Options

  From our inception in February 1992, we have granted options to purchase our common stock to our directors and executive officers as follows:

                                                                Number
                                                        Grant     of    Exercise
Name                                                     Date   Shares   Price
----                                                   -------- ------- --------
Srikumar Chandran..................................... 02/02/98 125,000  $0.35
                                                       05/13/99  25,000   0.60
                                                       08/04/00  31,250   2.00

Albert Lee............................................ 12/01/97 150,000   0.35
                                                       04/01/98  37,500   0.48
                                                       07/01/99  25,000   0.60
                                                       08/04/00  25,000   2.00

Joseph Mendolia....................................... 04/14/99 187,500   0.60
                                                       08/04/00  25,000   2.00

Dennis Evans.......................................... 08/04/00 187,500   2.00

Jean-Louis Gassee.....................................  9/06/00  25,000   4.00

Roger Johnson.........................................  9/06/00  25,000   4.00

Transactions with Directors and Officers

  In May 2000, Albert Lee, our Vice President, Operations, exercised options to purchase 87,500 shares of our common stock and paid an aggregate purchase price of $30,800 for these shares.

  In May 2000, we loaned $125,000 to Mr. Lee pursuant to a promissory note. The loan is full-recourse and secured by 87,500 shares of our common stock held by Mr. Lee. The note accrues interest at a rate of eight percent and is due on May 11, 2002 or upon termination of Mr. Lee's employment with our company. As of September 30, 2000, $128,918 remained outstanding on Mr. Lee's loan.

  In September 2000, Srikumar Chandran, our Vice President, Engineering, exercised options to purchase 50,000 shares of our common stock and paid an aggregate purchase price of $17,600 for these shares.

  In September 2000, Joseph Mendolia, our Vice President, Sales and Marketing, exercised options to purchase 33,750 shares of our common stock and paid an aggregate purchase price of $20,250 for these shares.

  We sold products to Philips Semiconductors, a stockholder, and its affiliates totaling $95,000 in the year ended December 31, 1999, $49,000 in the year ended December 31, 1998 and $144,000 in the year ended December 31, 1997 and $71,000 in the six month period ended June 30, 2000. Philip Pollok, a member of our board of directors, is the Senior Vice President and General Manager of Business Line Networking at Philips.

  In September 2000, some of our stockholders entered into an agreement to sell certain of their shares of our common stock to Agilent Technologies for $3 million and Toyo Corporation for $2 million at a price per share equal to the price paid by the public for our common stock in this offering. The selling stockholders include a family trust of Dan Wilnai, our President and Chief Executive Officer and the Chairman of our board of directors, of which Mr. Wilnai is a trustee; several members of Mr. Wilnai's family; a family trust of Peretz Tzarnotzky, our Vice President, Chief Technology Officer and a member of our board of directors, of which Mr. Tzarnotzky is a trustee; Mr. Tzarnotzky; and Philips Semiconductors. Philip Pollok, a member of our board of directors, is the Senior Vice President and General Manager of Business Line Networking at Philips. The sale is expected to be completed upon the completion of this offering. If this offering is not completed by January 31, 2001, Agilent has agreed to purchase shares of our common stock directly from us in a private placement and Toyo has agreed to purchase shares of our common stock from the selling stockholders for $13.00 per share. We have agreed to indemnify Agilent in the event that the shares sold by the selling stockholders are delivered to Agilent with any restrictions on title.

  In September 2000, we entered into an agreement with Agilent Technologies Deutschland GmbH, an affiliate of Agilent Technologies, in which both we and Agilent agreed to license intellectual property to each other to allow each of us to jointly develop an InfiniBand analyzer that can be utilized to provide probing and analysis of a single InfiniBand link. We and Agilent will each develop one module for a prototype of analyzer, and each of us will independently develop, manufacture and sell its respective versions of the analyzer. Both versions will include our proprietary graphical user interface, the CATC Trace, and our CATC trademarks. Pursuant to the agreement, Agilent will provide us a royalty-free license with respect to its intellectual property, and will pay us for the license of our intellectual property by paying us a royalty for each unit of the analyzer that it sells. The initial term of the agreement is two years, with automatic renewals for one-year terms, unless either party gives written notice to the contrary. The agreement includes incentives for the parties to renew for at least one additional year by imposing a fee, not to exceed $1,000,000, if either party elects not to renew after the initial term. The agreement provides that if Agilent develops, manufactures or sells another single (2.5 Gb/s) InfiniBand link analyzer that is not based on or does not incorporate our technology or intellectual property licensed under the agreement, the licenses and rights granted to Agilent will be revoked and an additional payment, of up to $1,000,000, will be due to us. Similarly, the agreement further provides that if we license the rights granted to Agilent to another OEM, the licenses and rights granted to us will be revoked.

  We have entered into employment arrangements with our executive officers. See "Management--Employment Contracts and Change of Control Arrangements."

  We have made contributions to our 401(k) profit sharing plan on behalf of several of our executive officers. See "Management--401(k) Profit Sharing Plan."

  We have entered into an indemnification agreement with each of our directors and executive officers that provides for indemnification beyond what is provided for in our certificate of incorporation and bylaws. The indemnification agreements, among other things, indemnify our directors and executive officers for expenses they may incur as a result of any proceeding against them and against liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of our company or other entities to which they provide service at our request. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified directors and officers.

Policy Regarding Transactions with Affiliates

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The table below sets forth information regarding the beneficial ownership of our common stock as of September 30, 2000 and as adjusted for this offering assuming no exercise of the underwriters' over-allotment option, by:

  . each person, group of affiliated persons, or entity who is known by us to own beneficially more than 5% of our outstanding stock;

  . each of the named executive officers and directors; and

  . all of our directors and executive officers as a group.

  Each stockholder's percentage ownership before the offering in the following table is based on 14,882,254 shares of common stock outstanding as of September 30, 2000, which excludes shares of common stock issuable upon the closing of this offering, and treats as outstanding all options exercisable within 60 days of September 30, 2000 held by the particular stockholder and that are included in the first column.

  Unless otherwise indicated, the principal address of each of the stockholders below is c/o Computer Access Technology Corporation, 2403 Walsh Avenue, Santa Clara, California 95051. Except as otherwise indicated and subject to applicable community property laws, to the best of our knowledge, the persons named in the table have sole voting and investment power for all of the shares of common stock held by them.

                                                   Shares Beneficially Owned
                                                  ----------------------------
                                                             Percent  Percent
                                                              Before   After
Beneficial Owner                                    Number   Offering Offering
----------------                                  ---------- -------- --------
5% Stockholders:
Philips Semiconductors(1)........................  4,285,705   28.8%    22.5%
Directors and Executive Officers:
Dan Wilnai(2)....................................  5,965,000   40.1     31.4
Peretz Tzarnotzky(3).............................  4,000,000   26.9     21.0
Albert Lee(4)....................................    142,705      *        *
Srikumar Chandran(5).............................     96,864      *        *
Joseph Mendolia(6)...............................     74,219      *        *
Philip Pollok(7).................................  4,285,705   28.8     22.5
Dennis Evans.....................................        --       *        *
Jean-Louis Gassee................................        --       *        *
Roger Johnson....................................        --       *        *
All directors and executive officers as a group
 (9 persons)..................................... 14,564,493   97.9     76.7

--------
 *  Less than 1% of the outstanding shares of common stock

(1) Philips Semiconductors is a division of Philips Electronics North American Corporation. The business address for Philips Semiconductors is 1109 McKay Dr. M/S 48 San Jose, CA 95131. The percentage of shares beneficially owned by Philips Semiconductors after the offering reflects the sale of an aggregate of 146,434 shares to Agilent Technologies and Toyo Corporation as further described in "Related Party Transactions."

(2) Mr. Wilnai's shares include an aggregate of 5,555,000 shares held by family trusts of which Mr. Wilnai is a trustee and 410,000 shares held by Mr. Wilnai's family members. The percentage of shares beneficially owned by Mr. Wilnai after the offering reflects the sale of an aggregate of 189,827 shares to Agilent Technologies and Toyo Corporation as further described in "Related Party Transactions."

(3) Mr. Tzarnotzky's shares include 562,500 held by a family trust of which Mr. Tzarnotzky is a trustee. The percentage of shares beneficially owned by Mr. Tzarnotzky after the offering reflects the sale of an aggregate of 136,658 shares to Agilent Technologies and Toyo Corporation as further described in "Related Party Transactions."

(4) Mr. Lee's shares include 55,205 shares subject to options exercisable within 60 days of September 30, 2000.

(5) Mr. Chandran's shares include 46,864 shares subject to options exercisable within 60 days of September 30, 2000.

(6) Mr. Mendolia's shares include 40,469 shares of common stock subject to options exercisable within 60 days of September 30, 2000.

(7) Mr. Pollok's shares represent 4,285,705 shares of common stock held by Philips Semiconductors. Mr. Pollok is a Senior Vice President and General Manager of Business Line Networking of Philips Semiconductors and disclaims beneficial ownership of these shares, if any. The percentage of shares beneficially owned by Philips Semiconductors after the offering reflects the sale of an aggregate of 146,434 shares to Agilent Technologies and Toyo Corporation as further described in "Related Party Transactions."

                          DESCRIPTION OF CAPITAL STOCK

General

  Our certificate of incorporation authorizes the issuance of up to 100 million shares of common stock, $0.001 par value, and authorizes the issuance of 25 million shares of undesignated preferred stock, $0.001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of September 30, 2000, 14,882,254 shares of common stock were issued and outstanding and held by 40 stockholders. Upon the closing of this offering, there will be an aggregate of 18,382,254 shares of common stock issued and outstanding. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

Common Stock

  Each holder of common stock is entitled to one vote for each share of common stock held on all matters to be voted upon by the stockholders. Subject to preferences that may apply to any outstanding preferred stock that we may issue, the holders of common stock are entitled to receive ratably dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock outstanding upon completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

  Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of that preferred stock. However, the effects might include, among other things:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of our company without further action by the stockholders.

  We have no present plans to issue any shares of preferred stock.

Registration Rights

  Upon completion of the offering and in connection with the private sale of our shares by some of our stockholders, Agilent and Toyo, holders of an aggregate of approximately 384,615 shares of our common stock, based on an assumed initial public offering price of $13.00 per share, will be entitled to certain rights with respect to the registration of the shares under the Securities Act. These rights are provided under the terms of agreements between Agilent, Toyo and us. If we propose to register any of our securities under the Securities Act, Agilent and Toyo are entitled to notice of the registration and are entitled to include shares of our common stock held by them in the registration. The rights of Agilent and Toyo are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration.

Compliance with California Law

  We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to
Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of our board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following effects:

  . enables removal of directors with or without cause with majority stockholder approval that may lead to the frequent removal of a member or members of our board of directors for any reason, which could allow holders of a substantial number of shares of our common stock to elect new directors and/or gain control of our company at any time;

  . places limitations on the ability of our board of directors to declare or distribute dividends and, as a result, you may never receive any dividends on your shares of common stock;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares that may limit or restrict our ability to complete these types of transactions or cause us to incur additional expenses in doing so and, as a result, the possibility that you may receive cash or stock of another company, or both, in exchange for your shares of our common stock may be reduced; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger that may limit or restrict our ability to complete these types of transactions or cause us to incur additional expenses in doing so and, as a result, the possibility that you may receive cash or stock of another company, or both, in exchange for your shares of our common stock may be reduced.

  We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market. If this occurs, then we will no longer be subject to Section 2115 as of the record date for our next annual meeting of stockholders.

Antitakeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

  Some provisions of our certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions also may have the effect of preventing changes in the management of our company.

  The provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

  Undesignated Preferred Stock. Our certificate of incorporation authorizes our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board of directors at the time of issuance.

  Elimination of Stockholder Action by Written Consent. Our certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent.

  Stockholder Meetings. In addition, our certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our chief executive officer, president or chairman of the board or a majority of our board of directors are permitted to call a special meeting of stockholders.

  Election and Removal of Directors. Our certificate of incorporation also provides that our board of directors is divided into three classes, with each director assigned to a class with a term of three years and that the number of directors may only be determined by our board of directors.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting and that the chairman of the board has the authority to adjourn any meeting called by the stockholders.

  Amendment of Charter Provisions. Our bylaws also require a majority vote of members of our board of directors or a supermajority vote of 66 2/3% of our stockholders to amend any provisions.

  Delaware Antitakeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

     -- employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     -- persons who are directors and also officers; and

  . on or after that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is       .

Listing

  We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "CATZ."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding 18,382,254 shares of common stock, based upon shares outstanding as of September 30, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 2000. All of the shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 14,882,254 shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

  Each of our officers, directors, employees and other stockholders has entered into a lock-up agreement with the underwriters in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, dispose of, loan, pledge or grant any rights with respect to any of our shares or options to purchase any of our shares for a period of 180 days after the effective date of this offering. Robertson Stephens, Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Robertson Stephens, Inc. that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering. Taking into account the lock-up agreements, 14,882,254 shares of our common stock will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 beginning 180 days after the effective date of this offering.

Rule 144

  In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including any of our affiliates, who has beneficially owned shares for at least one year, including the holding period of any prior owner who is not an affiliate, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  . one percent of the then-outstanding shares of our common stock, which will be approximately 183,823 shares immediately after this offering; or

  . the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC, subject to restrictions.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. The foregoing summary of Rule 144 is not a complete description.

Rule 144(k)

  Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner then an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately upon the completion of this offering.

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory share plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

  The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of options, including exercises after the effective date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the effective date of this offering, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

  We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2000 stock incentive plan and our 2000 employee stock purchase plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. As of September 30, 2000, options to purchase 2,045,545 shares of common stock were outstanding, of which options to purchase approximately 535,461 shares were then vested and exercisable. Beginning 180 days after the effective date of this offering, approximately 670,672 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if the options are exercised.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, Robertson Stephens, Inc., CIBC World Markets Corp., SG Cowen Securities Corporation and Needham & Company, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock shown opposite their names below. The underwriters are committed to purchase and pay for all of these shares if any are purchased.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Robertson Stephens, Inc. ..........................................
   CIBC World Markets Corp. ..........................................
   SG Cowen Securities Corporation....................................
   Needham & Company, Inc. ...........................................
                                                                       ---------
     Total............................................................ 3,500,000
                                                                       =========

  The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus and to dealers at
that price less a concession of not more than $      per share, of which $
may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds we are to receive as shown on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole
or in part. Robertson Stephens, Inc. expects to deliver the shares on       ,
2000.

  Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the same price per share as we will receive for the 3,500,000 shares that the underwriters have agreed to purchase from us. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 3,500,000 shares are being sold. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock in this offering.

  The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                    Total
                                                             -------------------
                                                              Without    With
                                                        Per    Over-     Over-
                                                       Share Allotment Allotment
                                                       ----- --------- ---------
   Public offering price.............................. $       $         $
   Underwriting discounts and commissions............. $       $         $
   Proceeds, before expenses, to us................... $       $         $

  Expenses of this Offering. The expenses of this offering, other than the underwriting discounts and commissions, are estimated at approximately $1.1 million and are payable entirely by us.

  Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Lock-Up Agreements. Each of our executive officers, directors, stockholders and option holders has agreed, subject to limited exceptions, not to offer, sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for common stock owned by the holder as of the date of this prospectus or acquired directly from us or with respect to which these holders have or may acquire the power of disposition, without the prior written consent of Robertson Stephens, Inc. This restriction terminates after the close of trading of the shares on the 180th day after, and including, the day the shares began trading on the Nasdaq National Market. However, Robertson Stephens, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the underwriters and any of our stockholders providing consent by the representatives to the sale of shares before the expiration of the 180-day lock-up period.

  Future Sales By Us. In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Robertson Stephens, Inc. (a) consent to the disposition of any shares held by stockholders before the expiration of the 180-day lock-up period or (b) issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of options outstanding on the date of this prospectus and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans.

  Directed Shares. At our request, the underwriters will reserve up to 175,000 shares of common stock for sale in this offering, at the initial public offering price, to our customers, partners and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters of the directed share program against liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the reserved shares.

  No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined through negotiations between us and the representatives. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.

  The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed 5% of the shares offered.

  Syndicate Short Sales. The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a

"covered" short position to the extent that it does not exceed the 525,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

  Stabilization. The representatives have advised us that, under Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market in a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. Legal matters will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of Computer Access Technology Corporation as of December 31, 1998 and December 31, 1999 and June 30, 2000 and for each of the three years in the period ended December 31, 1999 and the six month period ended June 30, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC, a registration statement on Form S-1 under the Securities Act, relating to the common stock sold in this offering. This prospectus does not contain all of the information contained in the registration statement and its exhibits and schedule. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedule. Statements in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read a copy of the registration statement, including exhibits, at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these documents upon payment of a duplication fee. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov.

  As a result of the offering, the information and reporting requirements of the Securities Exchange Act of 1934 will apply to us. We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Income.......................................... F-4
Consolidated Statement of Stockholders' Equity............................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Computer Access Technology Corporation

  The reincorporation and stock split described in Note 10 to the consolidated financial statements had not been consummated as of October 17, 2000. When it has been consummated, we will be in a position to furnish the following report:

    "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Computer Access Technology Corporation at June 30, 2000, December 31, 1999 and 1998, and the results of their operations and their cash flows for the six month period ended June 30, 2000 and for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."


/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California

August 3, 2000 except for Note
 10 as to which the date is
 October 17, 2000

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                       December 31,     June
                                                      ---------------    30,
                                                       1998    1999     2000
                                                      ------  -------  -------
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $2,215  $ 4,195  $ 5,158
  Short-term investments.............................     --       --    1,161
  Trade accounts receivable, net of allowance for
   doubtful accounts of $40, $58 and $79 in 1998,
   1999 and 2000.....................................  1,046    2,166    2,995
  Related party receivable...........................     83       95       71
  Inventories........................................    373      673      959
  Deferred tax assets................................     --      250      976
  Other current assets...............................     12        2      339
                                                      ------  -------  -------
    Total current assets.............................  3,729    7,381   11,659
Property and equipment, net..........................    179      255      334
Other assets.........................................     18       18       25
                                                      ------  -------  -------
                                                      $3,926  $ 7,654  $12,018
                                                      ======  =======  =======

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................... $  235  $   370  $   538
  Accrued expenses...................................    489    1,238    1,470
  Deferred revenue...................................     --       --    1,726
                                                      ------  -------  -------
    Total current liabilities........................    724    1,608    3,734
Deferred rent........................................     --       19       15
                                                      ------  -------  -------
    Total liabilities................................    724    1,627    3,749
                                                      ------  -------  -------

Commitments (Note 8)

Stockholders' equity:
  Common Stock, $0.001 par value, 100,000,000 shares
   authorized, 14,285,705 shares issued and
   outstanding as of December 31, 1998 and 1999 and
   14,580,080 shares issued and outstanding as of
   June 30, 2000.....................................     14       14       15
  Additional paid-in capital.........................  2,454    5,039    5,691
  Deferred stock-based compensation..................   (754)  (1,776)  (1,442)
  Retained earnings..................................  1,488    2,750    4,005
                                                      ------  -------  -------
    Total stockholders' equity.......................  3,202    6,027    8,269
                                                      ------  -------  -------
                                                      $3,926  $ 7,654  $12,018
                                                      ======  =======  =======


  The accompanying notes are an integral part of these consolidated financial statements.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)

                                         Year Ended December   Six Month Period
                                                 31,            Ended June 30,
                                        --------------------- ------------------
                                         1997   1998   1999      1999      2000
                                        ------ ------ ------- ----------- ------
                                                              (unaudited)
Revenue...............................  $4,169 $6,771 $12,506   $5,289    $8,782
Cost of revenue (inclusive of
 amortization of deferred stock-based
 compensation of none, $242, $243, $99
 (unaudited) and $112 in 1997, 1998,
 1999, and the six month period ended
 June 30, 1999 and 2000,
 respectively)........................     764  1,437   3,136    1,237     2,168
                                        ------ ------ -------   ------    ------
Gross profit..........................   3,405  5,334   9,370    4,052     6,614
                                        ------ ------ -------   ------    ------
Operating expenses:
  Research and development (exclusive
   of amortization of deferred stock-
   based compensation of none, $290,
   $656, $266 (unaudited) and $336 in
   1997, 1998, 1999, and the six month
   period ended June 30, 1999 and
   2000, respectively)................   1,210  2,572   3,538    1,751     1,882
  Sales and marketing (exclusive of
   amortization of deferred stock-
   based compensation of none, $162,
   $643, $79 (unaudited) and $410 in
   1997, 1998, 1999, and the six month
   period ended June 30, 1999 and
   2000, respectively)................     431    800   1,194      572     1,103
  General and administrative
   (exclusive of non-cash stock-based
   compensation of none, none, $21,
   none (unaudited) and $26 in 1997,
   1998, 1999, and the six month
   period ended June 30, 1999 and
   2000, respectively)................     340    345     434      171       433
  Amortization of deferred stock-based
   compensation.......................      --    452   1,320      345       772
                                        ------ ------ -------   ------    ------
   Total operating expenses...........   1,981  4,169   6,486    2,839     4,190
                                        ------ ------ -------   ------    ------
Income from operations................   1,424  1,165   2,884    1,213     2,424
Interest income.......................      56     80     138       54       156
                                        ------ ------ -------   ------    ------
Income before provision for income
 taxes................................   1,480  1,245   3,022    1,267     2,580
Provision for income taxes............     556    708   1,760      656     1,325
                                        ------ ------ -------   ------    ------
Net income............................  $  924 $  537 $ 1,262   $  611    $1,255
                                        ====== ====== =======   ======    ======
Net income per share:
  Basic...............................  $ 0.06 $ 0.04 $  0.09   $ 0.04    $ 0.09
                                        ====== ====== =======   ======    ======
  Diluted.............................  $ 0.06 $ 0.04 $  0.08   $ 0.04    $ 0.08
                                        ====== ====== =======   ======    ======
Weighted average shares outstanding
  Basic...............................  14,286 14,286  14,286   14,286    14,359
                                        ====== ====== =======   ======    ======
  Diluted.............................  14,507 15,079  15,084   15,226    15,508
                                        ====== ====== =======   ======    ======

  The accompanying notes are an integral part of these consolidated financial statements.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

          For the Six Month Period Ended June 30, 2000 and Year Ended
                        December 31, 1999, 1998 and 1997
                       (in thousands, except share data)

                           Common Stock    Additional   Deferred
                         -----------------  Paid-In   Stock-Based  Retained
                           Shares   Amount  Capital   Compensation Earnings Total
                         ---------- ------ ---------- ------------ -------- ------
Balance as of December
 31, 1996............... 14,285,705  $14     $1,006     $    --     $   27  $1,047
  Net income............         --   --         --          --        924     924
                         ----------  ---     ------     -------     ------  ------
Balance as of December
 31, 1997............... 14,285,705   14      1,006          --        951   1,971
  Deferred stock-based
   compensation.........         --   --      1,448      (1,448)        --      --
  Amortization of
   deferred stock-based
   compensation.........         --   --         --         694         --     694
  Net income............         --   --         --          --        537     537
                         ----------  ---     ------     -------     ------  ------
Balance as of December
 31, 1998............... 14,285,705   14      2,454        (754)     1,488   3,202
  Deferred stock-based
   compensation.........         --   --      2,585      (2,585)        --      --
  Amortization of
   deferred stock-based
   compensation.........         --   --         --       1,563         --   1,563
  Net income............         --   --         --          --      1,262   1,262
                         ----------  ---     ------     -------     ------  ------
Balance as of December
 31, 1999............... 14,285,705   14      5,039      (1,776)     2,750   6,027
  Exercise of common
   stock options........    294,375    1        102          --         --     103
  Deferred stock-based
   compensation.........         --   --        550        (550)        --      --
  Amortization of
   deferred stock-based
   compensation.........         --   --         --         884         --     884
  Net income............         --   --         --          --      1,255   1,255
                         ----------  ---     ------     -------     ------  ------
Balance as of June 30,
 2000................... 14,580,080  $15     $5,691     $(1,442)    $4,005  $8,269
                         ==========  ===     ======     =======     ======  ======


  The accompanying notes are an integral part of these consolidated financial statements.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                   Year Ended December      Six Month Period
                                           31,               Ended June 30,
                                  -----------------------  -------------------
                                   1997    1998    1999       1999      2000
                                  ------  ------  -------  ----------- -------
                                                           (unaudited)
Cash flows from operating
 activities:
 Net income...................... $  924  $  537  $ 1,262    $  611    $ 1,255
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Depreciation and amortization..     24      44       88        43         57
  Provision for doubtful
   accounts......................     40      --       18        --         21
  Amortization of deferred stock-
   based compensation............     --     694    1,563       444        884
  Loss on disposal of property
   and equipment.................     --      --        9        --         --
  Changes in assets and
   liabilities:
    Accounts receivable..........     45    (581)  (1,150)     (981)      (826)
    Inventories..................   (186)   (115)    (300)     (165)      (286)
    Deferred tax assets..........     --      --     (250)     (184)      (726)
    Other assets.................     12       5       10        12       (219)
    Accounts payable.............     49      72      135       275        168
    Accrued expenses.............    486    (104)     749       227        232
    Deferred revenue.............     --      --       --        --      1,726
    Deferred rent................     --      --       19        19         (4)
                                  ------  ------  -------    ------    -------
      Net cash provided by
       operating activities......  1,394     552    2,153       301      2,282
                                  ------  ------  -------    ------    -------
Cash flows from investing
 activities:
 Acquisition of property and
  equipment......................    (58)   (153)    (173)     (111)      (136)
 Purchase of short-term
  investments....................     --      --       --        --     (1,161)
 Other assets....................     --      --       --        --       (125)
                                  ------  ------  -------    ------    -------
      Net cash used in investing
       activities................    (58)   (153)    (173)     (111)    (1,422)
                                  ------  ------  -------    ------    -------
Cash flows from financing
 activities:
 Proceeds from exercise of stock
  options........................     --      --       --        --        103
                                  ------  ------  -------    ------    -------
      Net cash provided by
       financing activities......     --      --       --        --        103
                                  ------  ------  -------    ------    -------
Net increase in cash and cash
 equivalents.....................  1,336     399    1,980       190        963
Cash and cash equivalents at
 beginning of period.............    480   1,816    2,215     2,215      4,195
                                  ------  ------  -------    ------    -------
Cash and cash equivalents at end
 of period....................... $1,816  $2,215  $ 4,195    $2,405    $ 5,158
                                  ======  ======  =======    ======    =======
Supplemental information:
Cash paid for income taxes....... $  137  $  877  $ 1,063    $  855    $ 1,625
                                  ======  ======  =======    ======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY:

  Computer Access Technology Corporation (the "Company") was incorporated in California in February 1992. The Company will reincorporate in Delaware prior to the effectiveness of its initial public offering (see Note 10). The Company designs, manufactures and markets advanced verification systems and connectivity products for existing and emerging digital communications standards such as Universal Serial Bus, IEEE 1394, Bluetooth wireless technology and Ethernet for semiconductor, device, system and software companies in the United States, Europe and Asia.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in money market funds.

 Short-term investments

  The Company accounts for short-term investment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities." Debt and equity securities are classified as available-for-sale securities and are reported at fair market value with any unrealized holding gains and losses excluded from current earnings and reported in stockholders' equity. As of June 30, 2000, there was no significant difference between the cost of investments and their fair market value.

 Revenue recognition

  The Company has adopted Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under SOP 97-2, the Company recognizes revenue to resellers and endusers upon shipment provided that there is persuasive evidence of an arrangement, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is probable. The Company does not provide resellers or customers price protection, return or exchange rights. When the Company has shipped a product but certain elements essential to the functionality of the product have not been completed, revenue and associated cost of revenue are deferred until the remaining elements have been delivered. Provisions for warranty costs are recorded at the time products are shipped.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

 Fair value of financial instruments

  The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, receivables, accounts payable and accrued expenses approximate fair value due to their short maturities.

 Inventories

  Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market value.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computers and software, and five years for all other assets.

 Research and development

  Research and development costs are charged to operations as incurred.

  Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Costs incurred from the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

 Purchase Commitments

  The Company accrues for losses under open purchase commitments at such time it is considered reasonably probable that such a loss will be incurred.

 Income taxes

  The Company accounts for income taxes under the liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

 Advertising and promotional costs

  Advertising and promotional costs are charged to operations as incurred. Advertising and promotional costs for the year ended December 31, 1997, 1998 and 1999, and for the six month period ended June 30, 1999 (unaudited) and 2000 were $65,000, $136,000, $156,000, $54,000 and $191,000, respectively.

 Concentrations of credit risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

The Company limits its exposure to loss by placing its cash and cash equivalents with financial institutions in the United States and Israel. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial condition and historically has not experienced significant bad debts related to accounts receivable.

  Revenue and accounts receivable of the customers comprising more than 10% of revenue or receivables are summarized as follows:

                                                   Year Ended      Six Month Period
                                                  December 31,      Ended June 30,
                                                 ----------------  ----------------
                                                 1997  1998  1999     1999     2000
                                                 ----  ----  ----  ----------- ----
                                                                   (unaudited)
   Revenue:
     Company A..................................  17%   22%   19%       18%     13%
     Company B..................................  17%   12%    7%       17%      6%


   Accounts receivable:
     Company A..................................  21%   29%   15%       41%     15%
     Company B..................................  20%   14%   13%       16%     14%

 Comprehensive income

  Comprehensive income is defined as changes in equity of a company from transactions, other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. There is no difference between net income and comprehensive income for the Company in any of the periods presented.

 Foreign currency translation

  The functional currency of the Company's foreign subsidiary is the U.S. dollar. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue, costs and expenses are translated at the average rates of exchange prevailing during the period. Gains and losses resulting from foreign currency translations and transactions are included in the consolidated statements of income and have not been significant.

 Net income per share

  The Company computes net income per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income per share excludes potential common stock if their effect is antidilutive. Potential common stock consists of incremental common shares issuable upon the exercise of stock options.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

  The following table sets forth the computation of basic and diluted net income per share for the periods indicated (in thousands except per share data):

                                         Year Ended December   Six Month Period
                                                 31,            Ended June 30,
                                         -------------------- ------------------
                                          1997   1998   1999     1999      2000
                                         ------ ------ ------ ----------- ------
                                                              (unaudited)
Numerator:
  Net income............................ $  924 $  537 $1,262   $  611    $1,255
                                         ====== ====== ======   ======    ======
Denominator:
  Weighted average shares outstanding... 14,286 14,286 14,286   14,286    14,359
                                         ------ ------ ------   ------    ------
  Denominator for basic calculation..... 14,286 14,286 14,286   14,286    14,359
  Dilutive effect of stock options......    221    793    798      940     1,149
                                         ------ ------ ------   ------    ------
  Denominator for diluted calculation... 14,507 15,079 15,084   15,226    15,508
                                         ====== ====== ======   ======    ======
Net income per share:
  Basic................................. $ 0.06 $ 0.04 $ 0.09   $ 0.04    $ 0.09
                                         ====== ====== ======   ======    ======
  Diluted............................... $ 0.06 $ 0.04 $ 0.08   $ 0.04    $ 0.08
                                         ====== ====== ======   ======    ======

 Stock-based compensation

  The Company measures stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and recognizes the related expense in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net income and the related cost measured by the fair value method are presented in Note 4.

 Interim results

  The interim consolidated financial statements as of June 30, 2000 and for the six month period ended June 30, 1999 (unaudited) and 2000 have been prepared on the same basis as the annual consolidated financial statements as of December 31, 1999 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's consolidated financial position as of June 30, 2000 and its results of operations and cash flows for the six month period ended June 30, 1999 (unaudited) and 2000. The results for the six month period ended June 30, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

 Recent accounting pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be reported either in the statement of income or as a deferred item depending on the type of hedge relationship that exists with respect to these derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date until fiscal years commencing after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133, which deferred the effective date of SFAS No. 133 until the quarter ending March 31, 2001. Accordingly, the Company will adopt SFAS No. 133 in its quarter ending
March 31, 2001 and has not determined whether the adoption of this pronouncement will have a material impact on its consolidated financial condition or consolidated results of operations.

  In December 1999, the Securities and Exchange Commission issued SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB No. 101B to defer the effective date for implementation of SAB 101 until the fourth quarter of fiscal 2000. The Company believes that its current revenue recognition policies comply with SAB 101.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An interpretation of APB Opinion No. 25 ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after December 15, 1998, or January 12, 2000. The Company believes that FIN 44 will not have a material effect on its consolidated financial position or consolidated results of operations.

 Segment information

  The Company identifies its operating segments based on business activities and geographical location. For all periods presented, the Company operated in three segments: development products, production products and connectivity products. See Note 9 for disclosure of segment information.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

NOTE 3--BALANCE SHEET COMPONENTS:

  Inventories consist of the following (in thousands):

                                                           December
                                                              31,       June 30,
                                                          ------------  --------
                                                          1998   1999     2000
                                                          ----  ------  --------
   Raw materials.........................................  $49    $137     $305
   Work in progress......................................    1      79      161
   Finished goods........................................  323     457      493
                                                          ----  ------   ------
                                                          $373    $673     $959
                                                          ====  ======   ======

  Property and equipment consists of the following (in thousands):

                                                           December
                                                              31,       June 30,
                                                          ------------  --------
                                                          1998   1999     2000
                                                          ----  ------  --------
   Computers and equipment............................... $246    $363     $480
   Furniture and fixtures................................   18      65       84
                                                          ----  ------   ------
                                                           264     428      564
   Less: Accumulated depreciation........................  (85)   (173)    (230)
                                                          ----  ------   ------
                                                          $179    $255     $334
                                                          ====  ======   ======

  Accrued expenses consist of the following (in thousands):

                                                           December
                                                              31,       June 30,
                                                          ------------  --------
                                                          1998   1999     2000
                                                          ----  ------  --------
   Income taxes payable.................................. $308  $  956   $  658
   Employee benefits and other...........................  181     282      812
                                                          ----  ------   ------
                                                          $489  $1,238   $1,470
                                                          ====  ======   ======

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

NOTE 4--STOCK OPTION PLAN:

  In 1994, the Company adopted the 1994 Stock Option Plan (the "Plan") under which shares of the Company's common stock are reserved for issuance to employees and consultants. The Company had reserved a total of 2,750,000 shares of common stock for issuance under the Plan. Options issued under the Plan vest over four years.

  A summary of the activity under the Plan, since its inception, is set forth below (in thousands, except per share data):

                                                                       Weighted-
                                                  Options               Average
                                                 Available   Options   Exercise
                                                 for Grant Outstanding   Price
                                                 --------- ----------- ---------
   Balance, December 31, 1996...................   2,473        278      $0.29
     Options granted............................    (505)       505      $0.35
     Options canceled...........................      75        (75)     $0.30
                                                   -----      -----
   Balance, December 31, 1997...................   2,043        708      $0.33
     Options granted............................    (531)       531      $0.40
     Options canceled...........................      16        (16)     $0.35
                                                   -----      -----
   Balance, December 31, 1998...................   1,528      1,223      $0.36
     Options granted............................    (649)       649      $0.59
     Options canceled...........................     180       (180)     $0.37
                                                   -----      -----
   Balance, December 31, 1999...................   1,059      1,691      $0.44
     Options granted............................     (75)        75      $0.80
     Options exercised..........................      --       (295)     $0.35
     Options canceled...........................     115       (115)     $0.55
                                                   -----      -----
   Balance, June 30, 2000.......................   1,099      1,356      $0.46
                                                   =====      =====

  Significant option groups outstanding as of June 30, 2000, and related weighted-average exercise price and contractual life information are as follows:

               Options Outstanding                      Options Exercisable
     --------------------------------------------    -----------------------------
                                      Weighted-
                                       Average
                                      Remaining
                                     Contractual
     Exercise       Number of           Life           Number of        Exercise
      Price           Shares           (Years)           Shares          Price
     --------       ---------        -----------       ---------        --------
                  (in thousands)                     (in thousands)
     $0.27               48              5.52              46            $0.27
     $0.30               65              6.16              63            $0.30
     $0.35              516              7.64             329            $0.35
     $0.48              197              8.33              96            $0.48
     $0.60              471              9.05             124            $0.60
     $0.80               59             10.00              --            $0.80
                      -----                               ---
                      1,356                               658
                      =====                               ===

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

 Stock-based compensation

  In connection with certain stock option grants in 1998, 1999 and 2000, the Company recorded deferred stock-based compensation totaling $4,583,000, which represents the difference between the exercise price and the deemed fair value at the date of grant, which is being recognized over the vesting period of the related options. Future amortization of deferred stock-based compensation on grants prior to June 30, 2000 is estimated to be approximately $578,000, $610,000, $222,000, and $32,000 in the six month period ending December 31, 2000 and the year ending December 31, 2001, 2002 and 2003 respectively, and may change due to the granting of additional options in future periods.

 Fair value disclosures

  The weighted-average fair values of options granted during the year ended December 31, 1997, 1998 and 1999, and the six month period ended June 30, 1999 (unaudited) and 2000, under the Company's stock option plan were $0.80, $2.21, $4.10, $3.64 and $8.44, respectively. In determining the fair value of options granted in each of the periods, the Company used the minimum value option pricing model and assumed the following:

                                                           Six Month Period Ended
                              Year Ended December 31,             June 30,
                         --------------------------------- -----------------------
                           1997       1998        1999        1999        2000
                         --------- ----------- ----------- ----------- -----------
                                                           (unaudited)
Expected life (in
 years).................     4          4           4           4           4
Risk-free interest
 rate................... 5.7%-6.6% 4.62%-5.77% 4.18%-5.84% 4.18%-5.44% 5.97%-6.58%
Volatility..............    0%         0%          0%          0%          0%
Dividend yield..........    0%         0%          0%          0%          0%

  Had compensation costs been determined based upon the fair value at the grant date for awards under the Plan, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income and pro forma basic and diluted net income per share under SFAS No. 123 would have been (in thousands, except per share data):

                                              Year Ended      Six Month Period
                                             December 31,      Ended June 30,
                                          ------------------ ------------------
                                          1997  1998   1999     1999      2000
                                          ----- ----- ------ ----------- ------
                                                             (unaudited)
   Net income
     As reported......................... $ 924 $ 537 $1,262    $ 611    $1,255
     Pro forma........................... $ 910 $ 495 $1,222    $ 590    $1,232
   Net income per share, as reported
     Basic............................... $0.06 $0.04 $ 0.09    $0.04    $ 0.09
     Diluted............................. $0.06 $0.04 $ 0.08    $0.04    $ 0.08
   Net income per share, pro forma
     Basic............................... $0.06 $0.03 $ 0.09    $0.04    $ 0.09
     Diluted............................. $0.06 $0.03 $ 0.08    $0.04    $ 0.08

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

NOTE 5--EMPLOYEE BENEFIT PLANS:

  In January 1996, the Company adopted the Computer Access Technology Corporation 401(k) Profit Sharing Plan (the "401(k) Plan") covering full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan and so that the Company can deduct contributions, if any, when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,500 in 2000) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, that the Company provides additional matching contributions to the 401(k) Plan on behalf of all participants in the 401(k) Plan. In the year ended December 31, 1997, 1998 and 1999, and the six month period ended June 30, 1999 (unaudited) and 2000, the Company made contributions of $53,000, $104,000, $162,000, $40,000 and $46,000, respectively.

NOTE 6--INCOME TAXES:

  The provision for income taxes included the following (in thousands):

                                            Year Ended        Six Month Period
                                           December 31,        Ended June 30,
                                         ------------------  ------------------
                                         1997  1998   1999      1999      2000
                                         ----  ----  ------  ----------- ------
                                                             (unaudited)
   Current:
     Federal............................ $527  $619  $1,515     $567     $1,620
     State..............................  109   116     361      131        431
                                         ----  ----  ------     ----     ------
                                          636   735   1,876      698      2,051
                                         ----  ----  ------     ----     ------
   Deferred:
     Federal............................  (77)  (23)   (110)     (39)      (623)
     State..............................   (3)   (4)     (6)      (3)      (103)
                                         ----  ----  ------     ----     ------
                                          (80)  (27)   (116)     (42)      (726)
                                         ----  ----  ------     ----     ------
                                         $556  $708  $1,760     $656     $1,325
                                         ====  ====  ======     ====     ======

  The reconciliation between the effective tax rates and statutory federal income tax rate is shown in the following table:

                                             Year Ended      Six Month Period
                                            December 31,      Ended June 30,
                                           ----------------  ----------------
                                           1997  1998  1999     1999     2000
                                           ----  ----  ----  ----------- ----
                                                             (unaudited)
   Statutory federal income tax rate...... 34.0% 34.0% 34.0%    34.0%    34.0%
   State taxes, net of federal income tax
    benefit...............................  4.7   3.8   7.7      6.6      7.0
   Amortization of deferred stock-based
    compensation..........................   --  20.2  17.6     12.4     11.6
   Other.................................. (1.1) (1.1) (1.1)    (1.2)    (1.2)
                                           ----  ----  ----     ----     ----
     Effective tax rate................... 37.6% 56.9% 58.2%    51.8%    51.4%
                                           ====  ====  ====     ====     ====

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

  The significant components of deferred tax assets and liabilities consist of the following (in thousands):

                   December 31,    June 30,
                   --------------  --------
                    1998    1999     2000
                   ------  ------  --------
   Deferred tax
    assets:
     Accrued
      expenses.... $    5  $  234    $269
     Allowance for
      doubtful
      accounts....     16      23      31
     Deferred
      revenue.....     --      --     685
                   ------  ------    ----
                       21     257     985
   Deferred tax
    liabilities:
     Depreciation
      and
      amortization..  (21)     (7)     (9)
                   ------  ------    ----
                   $   --  $  250    $976
                   ======  ======    ====

  The Company has not provided a valuation allowance for its net deferred tax assets as it expects these amounts to be realized through taxable income from future operations, or by carryback to prior years' taxable income.

NOTE 7--RELATED PARTY TRANSACTIONS:

  The Company had sales to Philips Semiconductors, a stockholder, and its affiliates totaling $144,000, $49,000, $95,000, $22,000 and $71,000 (deferred at period end) in the year ended December 31, 1997, 1998 and 1999 and six month period ended June 30, 1999 (unaudited) and 2000, respectively. At the end of each period the Company had receivable balances with Philips Semiconductors of $26,000, $83,000, $95,000, $22,000 and $71,000, respectively. The stockholder has a right of first refusal to purchase a pro rata share of any new securities issued by the Company at the same price per share offered to any other entity. This right terminates immediately prior to the closing of an initial public offering with aggregate proceeds in excess of $5 million or in the event that the stockholder's ownership percentage ceases to be at least 15% of the Company's outstanding common stock.

  In May 2000, the Company loaned $125,000 to Albert Lee, Vice President, Operations, pursuant to a promissory note. The loan is full recourse and collateralized by 87,500 shares of common stock in the Company held by Mr. Lee. The note accrues interest at a rate of 8.00% and is due on May 11, 2002, or on termination of Mr. Lee's employment.

NOTE 8--COMMITMENTS:

 Purchase commitments

  As of June 30, 2000, the Company had approximately $301,000 in noncancelable purchase commitments to suppliers. These commitments were entered into between January and June 2000, and will expire once the commitment has been fulfilled. The total value of these commitments when they were entered into was $580,000. The Company expects to sell all products which it has committed to purchase from suppliers.

 Leases

  The Company leases its office facilities under a noncancelable operating lease which expires in December 2001. Rent expense for the year ended December 31, 1997, 1998 and 1999, and the six

                     COMPUTER ACCESS TECHNOLOGY CORPORATION
month period ended June 30, 1999 (unaudited) and 2000 was $208,000, $220,000, $221,000, $111,000 and $111,000, respectively.

  As of June 30, 2000, future minimum lease payments under the noncancelable facilities lease are as follows (in thousands):

                                                                        Operating
     Period Ending December 31,                                          Leases
     --------------------------                                         ---------
     2000..............................................................   $114
     2001..............................................................    235
                                                                          ----
          Total minimum payments.......................................   $349
                                                                          ====

NOTE 9--REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION:

  The Company has three reportable segments categorized by product type: development products, production products and connectivity products. The development products are advanced verification systems that assist hardware and software manufacturers in the efficient design of reliable and interoperable systems and devices. Production products are production verification systems and connectivity solutions designed to assist hardware and software manufacturers in volume production of reliable devices and systems. Connectivity products are designed to assist broadband Internet service providers in delivering convenient and dependable service and device manufacturers in producing reliable products. The Company has no inter-segment revenue.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company analyzes segment revenue and cost of revenue, but does not allocate operating expenses, including stock-based compensation, or assets to segments. Accordingly, the Company has presented only revenue and gross profit by segment.

  Information about segments (in thousands):

                                                             Unallocated
                                                             Stock-based
                         Development Production Connectivity Compensation
                          Products    Products    Products     Expense     Total
                         ----------- ---------- ------------ ------------ -------
Year Ended December 31,
 1997
  Segment revenue from
   external customers...   $2,396      $1,720      $   53       $  --     $ 4,169
  Segment gross profit..   $2,134      $1,256      $   15       $  --     $ 3,405
Year Ended December 31,
 1998
  Segment revenue from
   external customers...   $3,708      $2,765      $  298       $  --     $ 6,771
  Segment gross profit..   $3,435      $2,054      $   87       $(242)    $ 5,334
Year Ended December 31,
 1999
  Segment revenue from
   external customers...   $6,204      $4,593      $1,709       $  --     $12,506
  Segment gross profit..   $5,521      $3,476      $  616       $(243)    $ 9,370
Six Month Period Ended
 June 30, 1999
 (unaudited)
  Segment revenue from
   external customers...   $2,533      $2,371      $  385       $  --     $ 5,289
  Segment gross profit..   $2,295      $1,763      $   93       $ (99)    $ 4,052
Six Month Period Ended
 June 30, 2000
  Segment revenue from
   external customers...   $4,028      $2,757      $1,997       $  --     $ 8,782
  Segment gross profit..   $3,554      $2,311      $  861       $(112)    $ 6,614

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

  Geographic information (in thousands):

                                                                      Long-Lived
                                                              Revenue   Assets
                                                              ------- ----------
Year Ended December 31, 1997
  North America.............................................. $ 2,304    $ 70
  Europe.....................................................     348      --
  Asia.......................................................   1,492      --
  Rest of world..............................................      25      --
                                                              -------    ----
    Total.................................................... $ 4,169    $ 70
                                                              =======    ====
Year Ended December 31, 1998
  North America.............................................. $ 3,881    $179
  Europe.....................................................     626      --
  Asia.......................................................   2,169      --
  Rest of world..............................................      95      --
                                                              -------    ----
    Total.................................................... $ 6,771    $179
                                                              =======    ====
Year Ended December 31, 1999
  North America.............................................. $ 7,201    $255
  Europe.....................................................   1,509      --
  Asia.......................................................   3,562      --
  Rest of world..............................................     234      --
                                                              -------    ----
    Total.................................................... $12,506    $255
                                                              =======    ====
Six Month Period Ended June 30, 1999 (unaudited)
  North America.............................................. $ 3,172    $248
  Europe.....................................................     694      --
  Asia.......................................................   1,338      --
  Rest of world..............................................      85      --
                                                              -------    ----
    Total.................................................... $ 5,289    $248
                                                              =======    ====
Six Month Period Ended June 30, 2000
  North America.............................................. $ 5,851    $330
  Europe.....................................................   1,067       4
  Asia.......................................................   1,772      --
  Rest of world..............................................      92      --
                                                              -------    ----
    Total.................................................... $ 8,782    $334
                                                              =======    ====

  Revenues are attributed to countries based on delivery locations. Sales to foreign customers accounted for 45%, 43%, 42%, 40% and 33% of revenue during the year ended December 31, 1997, 1998 and 1999, and the six month period ended June 30, 1999 (unaudited) and 2000, respectively.

NOTE 10--SUBSEQUENT EVENTS:

 Initial public offering

  In August 2000, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

 Reincorporation

  In August 2000, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware prior to the effectiveness of the offering referred to above.

  As a result of the reincorporation, the Company will be authorized to issue 100,000,000 shares of $0.001 par value common stock and 25,000,000 shares of $0.001 par value preferred stock. The par value and shares of common stock in the accompanying financial statements have been retroactively adjusted to reflect the reincorporation.

  In September 2000, the Board of Directors finalized a 1.25 for 1 stock split of common stock. The stock split is subject to stockholder approval which is expected to be obtained prior to the effectiveness of the offering. All share and per share amounts in the accompanying financial statements have been adjusted retroactively.

 Stock Option Grants

  In August 2000, the Board of Directors adopted the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan. Upon approval of these plans and the signing of the underwriting agreement, 4,812,500 and 312,500 shares will be reserved for issuance under the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan, respectively.

  In August and September 2000 the Board of Directors authorized the grant of 1,008,125 options to employees. As a result of the grants, the Company expects to record deferred stock-based compensation of approximately $10.0 million.


 Development Agreement

  In September 2000, the Company entered into an agreement with Agilent Technologies to jointly develop and separately market an InfiniBand analyzer. Pursuant to the agreement, the Company will receive a royalty for each unit of the analyzer that Agilent sells, subject to a minimum of $200,000 in the first year of sales. The agreement provides for a fee of up to $1,000,000 if either party elects not to renew the agreement after the initial two year term.

 Private Sale of Equity

  In September 2000, certain stockholders of the Company agreed to sell $3,000,000 of common stock to Agilent at the initial public offering price. If the Company's initial public offering is not completed by January 31, 2001, the shares will be purchased from the Company at $13.00 per share. The Company has agreed to indemnify Agilent in the event that the shares sold by the selling stockholders are delivered to Agilent with any restrictions on title.

  In September 2000, certain stockholders of the Company agreed to sell $2,000,000 of the Company's common stock to Toyo, one of the Company's distributors and a major customer, at the initial public offering price. If the Company's initial public offering is not completed by January 31, 2001, the shares will be purchased from the selling stockholders at $13.00 per share.

  [Description of Inside Back Cover Graphics]

  The background of the inside back cover page of the prospectus is a graphic likeness of the CATC Trace screen. The CATC logo is centered at the top of the page. The page includes photographs, with corresponding product category title, of 11 of CATC's products. The bottom on the inside back cover page is centered text that reads "Enabling Global Connectivity."

                 [COMPUTER ACCESS TECHNOLOGY CORPORATION LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market initial listing fee.

   Securities and Exchange Commission registration fee.............. $   14,876
   NASD filing fee..................................................      6,135
   Nasdaq National Market initial listing fee.......................      5,000
   Printing and engraving expenses..................................    250,000
   Legal fees and expenses..........................................    400,000
   Accounting fees and expenses.....................................    400,000
   Blue sky fees and expenses.......................................     10,000
   Transfer agent and registrar fees and expenses...................      5,000
   Miscellaneous....................................................      8,989
                                                                     ----------
     Total.......................................................... $1,100,000

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

  As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

  . the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

  . the Registrant may indemnify its other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  . the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding;

  . the Registrant may advance expenses, as incurred, to its employees and agents in connection with a legal proceeding; and

  . the rights conferred in the Bylaws are not exclusive.

  The Registrant entered into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

  Reference is also made to Section 7 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

  The Registrant maintains directors' and officers' liability insurance and expects to obtain a rider to such coverage for securities matters.

  See also the undertakings set out in response to Item 17.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document                                                          Number
----------------                                                          ------
Form of Underwriting Agreement...........................................   1.1
Registrant's Amended and Restated Certificate of Incorporation...........   3.1
Registrant's Bylaws......................................................   3.2
Form of Indemnification Agreement........................................  10.1

Item 15. Recent Sales of Unregistered Securities

  In the three years prior to the effective date of this Registration Statement, the Registrant has issued and sold the following unregistered securities:

  (1) From 1997 through September 2000, we granted stock options to acquire an aggregate of 2,751,250 shares of our common stock at prices ranging from $0.35 to $2.00 per share to employees and directors pursuant to our 1994 stock option plan and 2000 stock option/stock incentive plan. As of September 30, 2000, we have issued 596,549 shares of our common stock to employees and directors pursuant to the exercise of stock options.

  None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

  The exhibits listed in the exhibit index are filed as a part of this registration statement.

  (a) Exhibits

 Exhibit No.                             Description
 -----------                             -----------
    1.1+     Form of Underwriting Agreement.

    3.1*     Form of Amended and Restated Certificate of Incorporation of the
             Registrant.

    3.2*     Bylaws of the Registrant.

    4.1*     Specimen Certificate of the Registrant's common stock.

    5.1      Opinion of Brobeck, Phleger & Harrison LLP, counsel to the
             Registrant.

   10.1+ Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

   10.2      1994 Stock Option Plan, as amended.

   10.3      2000 Stock Option/Stock Issuance Plan.

   10.4*     2000 Stock Incentive Plan.

   10.5*     2000 Employee Stock Purchase Plan.

   10.6+ Office Lease for Santa Clara facility, dated October 3, 1996, by and between Talus Corporation, a California corporation, and the Registrant.

   10.7+ Promissory Note, dated May 11, 2000, by and between Albert Lee and the Registrant.

   10.8+ Security Agreement, dated May 11, 2000, by and between Albert Lee and the Registrant.

   10.9+     Distributor Agreement, dated August 13, 1997, by and between Toyo
             Corporation and the Registrant.

   10.10+    Employment Agreement dated December 5, 1997, by and between Albert
             Lee and the Registrant.

   10.11+    Employment Agreement dated January 8, 1998, by and between
             Srikumar Chandran and the Registrant.

   10.12+    Employment Agreement dated March 3, 1999, by and between Joseph
             Mendolia and the Registrant.

   10.13+    Employment Agreement dated May 1, 2000, by and between Dennis
             Evans and the Registrant.

   10.14+ Common Stock Purchase Agreement dated March 15, 1994, by and between Philips Semiconductors, a division of Philips Electronics
             North American Corporation, and the Registrant.

   10.15 Stock Purchase and Sale Agreement dated September 28, 2000, by and between Agilent Technologies, Inc. and the Registrant.

   10.16 Stock Purchase and Sale Agreement dated September 28, 2000, by and among Agilent Technologies, Inc. and the selling stockholders listed therein.

   10.17 Investors' Rights Agreement dated September 28, 2000, by and between Agilent Technologies, Inc. and the Registrant.

   10.18 Stock Purchase and Sale Agreement dated September 26, 2000, by and between Toyo Corporation and the selling stockholders listed therein.

   10.19 Investors' Rights Agreement dated September 26, 2000, by and between Toyo Corporation and the Registrant.

   23.1      Consent of Independent Accountants

   23.2      Consent of Brobeck, Phleger & Harrison LLP, counsel to the
             Registrant. Reference is made to Exhibit 5.1.

   24.1+     Power of Attorney.

   24.2      Power of Attorney for Jean-Louis Gassee. Reference is made to II-
             5.

   24.3      Power of Attorney for Roger Johnson. Reference is made to II-5.

   27.1+     Financial Data Schedule.

--------
*  To be supplied by amendment.
+  Previously filed.

  (b) Financial Statement Schedule

  S-1 Schedule II--Valuation and Qualifying Accounts

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provision described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 17th day of October, 2000.

                                          COMPUTER ACCESS TECHNOLOGY
                                           CORPORATION

                                                     /s/ Dan Wilnai
                                          By: _________________________________
                                                        Dan Wilnai,
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                Name                             Title                   Date
                ----                             -----                   ----

Principal Executive Officer:

         /s/ Dan Wilnai              President, Chief Executive    October 17, 2000
____________________________________  Officer, Chairman of the
             Dan Wilnai               Board of Directors

Principal Financial Officer and
 Principal Accounting Officer:

                 *                   Vice President, Chief         October 17, 2000
____________________________________  Financial Officer and
          Dennis W. Evans             Secretary

Additional Directors

                 *                   Vice President, Chief         October 17, 2000
____________________________________  Technology Officer and
         Peretz Tzarnotzky            Director

                 *                   Director                      October 17, 2000
____________________________________
           Philip Pollok

                 *                   Director                      October 17, 2000
____________________________________
         Jean-Louis Gassee

                 *                   Director                      October 17, 2000
____________________________________
          Roger W. Johnson

      /s/ Dan Wilnai
*By: __________________________
          Dan Wilnai
       Attorney-in-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

In connection with our audits of the consolidated financial statements of Computer Access Technology Corporation as of December 31, 1998, 1999 and June 30, 2000, each of the three years in the period ended December 31, 1999, and the six month period ended June 30, 2000, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

In our opinion, this financial statement schedule when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 3, 2000

                     COMPUTER ACCESS TECHNOLOGY CORPORATION

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                   Balance at Charged to            Balance at
                                   Beginning  Costs and               End of
Description                        of Period   Expenses  Deductions   Period
-----------                        ---------- ---------- ---------- ----------
Year Ended December 31, 1997:
  Allowance for doubtful
   accounts.......................    $--        $40         --        $40

Year Ended December 31, 1998:
  Allowance for doubtful
   accounts.......................     40         --         --         40

Year Ended December 31, 1999:
  Allowance for doubtful
   accounts.......................     40         37        (19)        58

Six Month Period Ended June 30,
 2000:
  Allowance for doubtful
   accounts.......................     58         21         --         79

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
    1.1+     Form of Underwriting Agreement.

    3.1*     Form of Amended and Restated Certificate of Incorporation of the
             Registrant.

    3.2*     Bylaws of the Registrant.

    4.1*     Specimen Certificate of the Registrant's common stock.

    5.1      Opinion of Brobeck, Phleger & Harrison LLP, counsel to the
             Registrant.

   10.1+ Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

   10.2      1994 Stock Option Plan, as amended.

   10.3      2000 Stock Option/Stock Issuance Plan.

   10.4*     2000 Stock Incentive Plan.

   10.5*     2000 Employee Stock Purchase Plan.

   10.6+ Office Lease for Santa Clara facility, dated October 3, 1996, by and between Talus Corporation, a California corporation, and the Registrant.

   10.7+ Promissory Note, dated May 11, 2000, by and between Albert Lee and the Registrant.

   10.8+ Security Agreement, dated May 11, 2000, by and between Albert Lee and the Registrant.

   10.9+     Distributor Agreement, dated August 13, 1997, by and between Toyo
             Corporation and the Registrant.

   10.10+    Employment Agreement dated December 5, 1997, by and between Albert
             Lee and the Registrant.

   10.11+    Employment Agreement dated January 8, 1998, by and between
             Srikumar Chandran and the Registrant.

   10.12+    Employment Agreement dated March 3, 1999, by and between Joseph
             Mendolia and the Registrant.

   10.13+    Employment Agreement dated May 1, 2000, by and between Dennis
             Evans and the Registrant.

   10.14+ Common Stock Purchase Agreement dated March 15, 1994, by and between Philips Semiconductors, a division of Philips Electronics
             North American Corporation, and the Registrant.

   10.15 Stock Purchase and Sale Agreement dated September 28, 2000, by and between Agilent Technologies, Inc. and the Registrant.

   10.16 Stock Purchase and Sale Agreement dated September 28, 2000, by and among Agilent Technologies, Inc. and the selling stockholders listed therein.

   10.17 Investors' Rights Agreement dated September 28, 2000, by and between Agilent Technologies, Inc. and the Registrant.

   10.18 Stock Purchase and Sale Agreement dated September 26, 2000, by and among Toyo Corporation and the selling stockholders listed therein.

   10.19 Investors' Rights Agreement dated September 26, 2000, by and between Toyo Corporation and the Registrant.

   23.1      Consent of Independent Accountants.

   23.2      Consent of Brobeck, Phleger & Harrison LLP, counsel to the
             Registrant. Reference is made to Exhibit 5.1.

   24.1+     Power of Attorney.

   24.2      Power of Attorney For Jean-Louis Gassee. Reference is made to II-
             5.

   24.3      Power of Attorney For Roger W. Johnson. Reference is made to II-5.

   27.1+     Financial Statement Schedule.

--------
*  To be supplied by amendment.

+  Previously Filed.